FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	2005 Individual Annual Accounts of Telefónica, S.A.

THESE FINANCIAL STATEMENTS ARE OF TELEFÓNICA, S.A., THE PARENT COMPANY OF THE TELEFÓNICA GROUP, ON AN UNCONSOLIDATED BASIS. IN ADDITION, THESE FINANCIAL STATEMENTS ARE PREPARED IN ACCORDANCE WITH SPANISH GAAP, WHICH DIFFERS IN CERTAIN MATERIAL RESPECTS FROM INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (US GAAP).

FOR THE CONSOLIDATED FINANCIAL STATEMENTS OF TELEFÓNICA, S.A. PREPARED UNDER IFRS, TOGETHER WITH A RECONCILIATION OF CERTAIN LINE ITEMS TO US GAAP, PLEASE SEE OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005.

TELEFÓNICA, S.A.

ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT REPORT FOR 2005

TELEFÓNICA, S.A.

BALANCE SHEET AT DECEMBER 31

ASSETS (millions of euros)	2005	2004

A) FIXED AND OTHER NON CURRENT ASSETS	40,392.56	43,7115.40
1. Start-up expenses	0.51	12.19
II. Intangible assets (Note 5)	84.99	40.08
Computer software	153.51	95.90
Intellectual Property	20.38	8.88
Other intangible assets	61.63	1.65
Accumulated amortization	(150.53)	(66.35)
III. Property, plant and equipment (Note 6)	529.63	261.59
Land and buildings	213.61	220.21
Furniture, tools and other items	39.43	23.73
Property, plant and equipment under construction	356.31	79.88
Accumulated depreciation and provisions	(79.72)	(62.23)
IV. Long-term investments (Note 7)	39,777.43	43,401.54
Investments in Group companies	23,127.69	22,415.48
Investments in associated companies	1,098.16	1,479.16
Other investments	1,847.70	14.42
Loans to Group and associated companies	14,004.66	20,531.41
Other loans	0.59	55.17
Long-term deposits and guarantees given	6.41	35.05
Tax receivables (Note 14.2)	3,255.69	4,343.19
Provisions	(3,563.47)	(5,472.34)
B) DEFERRED CHARGES (Note 8)	265.04	266.22
C) CURRENT ASSETS	10,277.34	7,515,63
I. Accounts receivable	219.53	109.93
Trade receivables	15.85	7.86
Receivable from Group companies	143.09	71.04
Receivable from associated companies	0.43	0.15
Sundry accounts receivable	7.98	6.73
Employee receivables	0.75	0.78
Tax receivables (Note 14.2)	61.60	27.89
Provision for bad debts	(10.17)	(4.52)
II. Short-term investments	9,651.57	6,447.97
Loans to Group companies and associated companies (Note 7.6)	9,614.15	6,184.36
Short-term investment securities (Note 7.7)	37.42	263.61
III. Short-term treasury stock (Note 9)	348.48	690.18
IV. Cash	22.29	255.72
V. Prepayments and accrued income	35.47	11.83

TOTAL ASSETS	50,934.94	51,497.25

The accompanying Notes 1 to 20 and Appendix I are an integral part of the balance sheet.

TELEFÓNICA, S.A.

BALANCE SHEET AT DECEMBER 31

LIABILITIES (millions of euros)	2005	2004

A) SHAREHOLDERS' EQUITY (Note 9)	10,989.20	14,399.38
I. Capital stock	4,921.13	4,955.89
II. Share premium	1,670.83	5,287.68
III. Revaluation reserves	1,368.89	1,368.89
IV. Reserves	1,273.96	1,485.52
Legal reserve	920.08	789.94
Reserve for treasury stock	348.48	690.18
Other reserves	5.40	5.40
V. Income for the year	1,754.39	1,301.40

B) PROVISIONS FOR LIABILITIES AND CHARGES (Note 16.6)	444.41	139.30
C) LONG-TERM LIABILITIES	23,601.51	20,770.52
I. Debentures, bonds and other marketable debt securities (Note 10)	1,914.65	1,917.52
Non-convertible debentures and bonds	1,828.32	1,824.62
Other marketable debt securities	86.33	92.90
II. Payable to credit institutions (Note 11)	9,864.60	2,950.56
III. Payable to Group and associated companies (Note 12)	11,622.28	15,697.40
IV. Other payables	11.83	13.02
V. Taxes payable (Note 14.2)	43.02	46.92
VI. Unpaid portion of investments in Group and associated companies	145.13	145.13
Group companies	145.13	145.13
D) CURRENT LIABILITIES	15,899.82	16,188.02
I. Debentures, bonds and other marketable debt securities (Note 10)	1,297.21	1,814.65
Non-convertible debentures and bonds	-	799.06
Other marketable debt securities	1,246.87	963.84
Interest on debentures and other securities	50.34	51.75
II. Payable to credit institutions	3,236.71	2,619.35
Loans and other accounts payable (Note 11)	3,130.91	2,607.85
Accrued interest payable	105.80	11.50
III. Payable to Group and associated companies (Note 12)	10,977.97	11,551.42
IV. Trade accounts payable	61.72	53.87
V. Other non-trade payables	326.21	148.73
Taxes payable (Note 14.2)	26.23	17.31
Other non-trade payables (Note 15)	299.98	131.42

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	50,934.94	51,497.25

The accompanying Notes 1 to 20 and Appendix I are an integral part of the balance sheet.

TELEFÓNICA, S.A.

INCOME STATEMENT FOR THE YEARS ENDED DECEMBER 31

DEBIT (millions of euros)	2005	2004

A) EXPENSES
Personnel expenses (Note 16.2)	106.46	94.94
Depreciation and amortization expense	47.02	49.89
Property, plant and equipment (Note 6)	4.68	4.62
Intangible assets (Note 5)	30.66	23.75
Deferred expenses	11.68	21.52
Other operating expenses	309.46	250.52
External services provided by Group companies (Note 16.8)	72.12	51.49
External services	223.62	186.93
Taxes other than income tax	13.38	7.09
Other current operating expenses	0.34	5.01
I. OPERATING PROFIT	-	-
Financial and similar expenses
From liabilities with Group companies (Notes 16.4 and 16.8)	873.92	891.56
From other liabilities (Note 16.4)	513.55	324.96
Changes in provisions for writedown of short-term investments	10.71	0.26
Amortization of deferred charges	30.17	34.31
Exchange losses (Note 16.5)	1,300.05	651.78
II. FINANCIAL PROFIT	1,276.47	726.45

III. INCOME FROM ORDINARY ACTIVITIES	947.39	456.48
Changes in provisions for securities investments (Note 7.1)	(313.45)	(761.77)
Extraordinary expenses and losses (Note 16.7)	86.22	69.70
IV. EXTRAORDINARY INCOME	704.62	708.84

V. PROFIT BEFORE TAXES	1,652.01	1,165.32
Corporate income tax in Spain (Note 14)	(107.45)	(139.99)
Foreign taxes (Note 14)	5.07	3.91

VI. PROFIT FOR THE YEAR	1,754.39	1,301.40

The accompanying Notes 1 to 20 and Appendix I are an integral part of the income statement.

TELEFÓNICA, S.A.

INCOME STATEMENT FOR THE YEARS ENDED DECEMBER 31

CREDIT (millions of euros)	2005	2004

B) REVENUES
Net sales to Group companies (Note 16.1)	40.63	26.04
Other operating revenues	93.23	99.34
Non-core and other current operating revenues - Group companies (Note 16.1)	72.96	87.24
Non-core and other current operating revenues - Non-Group companies	20.27	12.10
I. OPERATING LOSS	329.08	269.97
Revenues from securities investments	1,749.52	823.30
Group companies (Note 16.8)	1,692.90	795.41
Associated companies	39.53	13.26
Non-Group companies	17.09	14.63
Revenues from other financial investments and loans (Note 16.4)	1,021.18	1,100.84
Group companies (Note 16.8)	1,016.25	968.32
Other companies	4.93	132.52
Exchange gains (Note 16.5)	1,234.17	705.18
II. FINANCIAL LOSS	-	-

III. LOSS ON ORDINARY ACTIVITIES	-	-
Gains on fixed asset disposals (Note 16.6)	82.89	16.26
Extraordinary revenues (Note 16.6)	394.50	0.51
IV. EXTRAORDINARY LOSS	-	-

V. LOSS BEFORE TAXES	-	-

VI. LOSS FOR THE YEAR	-	-

The accompanying Notes 1 to 20 and Appendix I are an integral part of the income statement.

TELEFÓNICA, S.A.

notes to the financial statement for the year ended

december 31, 2005

(1) INTRODUCTION AND GENERAL INFORMATION

Telefónica, S.A. ("Telefónica" or "the Company") is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.

The Company's registered office is at Gran Vía 28, Madrid (Spain), and its Employer Identification Number (CIF) is A-28/015865.

Telefónica's corporate purpose, pursuant to Article 4 of its bylaws, is the provision and operation of all manner of telecommunications services (including ancillary or supplementary telecommunications services or related services); research and development, the promotion and application of all manner of telecommunications components, equipment and systems; manufacturing, production and, in general, all other types of industrial activity relating to telecommunications; and the acquisition, sale and, in general, all other types of commercial activity relating to telecommunications.

As also stipulated in Article 4 of its bylaws, all business activities that constitute the corporate purpose described above may be performed either in Spain or abroad and may be carried out either wholly or partially by the Company, or through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

In keeping with the above, Telefónica is currently the parent company of a group that operates mainly in the telecommunications, media and entertainment industries, providing a wide range of services on the international stage.

The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

Merger of Telefónica, S.A. and Terra Networks, S.A.

On June 2, 2005, after the merger agreement was approved at Telefónica, S.A.'s General Shareholders' Meeting, approval was given at Terra's General Shareholders' Meeting for the takeover by Telefónica, S.A. of Terra Networks, S.A., implying the dissolution of Terra Networks, S.A. and block transfer of all its assets and liabilities to Telefónica, S.A., which thereby assumed, through the overall transfer, all of Terra's rights and obligations.

Pursuant to this agreement, Telefónica transferred shares from treasury stock to Terra shareholders at an exchange ratio of two Telefónica shares with a par value of one euro each for every nine Terra shares with a par value of two euros. No additional cash payment was involved and no new shares were issued. The merger was registered in the Madrid Mercantile Register on July 16, 2005, effective for accounting purposes from January 1, 2005.

Dissolution of Terra Networks Latam ETVE, S.L.

The dissolution without liquidation of Terra Networks Latam ETVE, S.L. through the overall transfer of its assets and liabilities to Telefónica, S.A., which via the above merger became owner of all shares constituting its capital stock, was ratified by public deed on June 9, 2005.

(2) BASIS OF PRESENTATION

True and fair view

The accompanying financial statements were prepared from Telefónica's accounting records by the Company's directors in accordance with the accounting principles and standards contained in the Commercial Code, as implemented by the Spanish Chart of Accounts and, accordingly, give a true and fair view of the Company's net assets, financial position, results of operations and of the funds obtained and applied in 2005.

The financial statements for 2005 will be submitted for approval at the General Shareholders' Meeting, and it is expected that they will be approved without any changes. The financial statements for 2004 were approved at the Shareholders' Meeting held on May 31, 2005.

Comparative information

There were no changes in the structure of the balance sheet or income statement with respect to the previous year. In addition, no material changes were made to accounting criteria with respect to 2004.

The takeover of Terra Networks, S.A. by Telefónica, S.A. was concluded in 2005, effective for accounting purposes from January 1, 2005. The dissolution without liquidation of Terra Networks Latam ETVE, S.L, via the overall transfer of its assets and liabilities to Telefónica, S.A., was also concluded in 2005.

In 2004 Inmobiliaria Telefónica, S.L.U., a wholly owned subsidiary of Telefónica, S.A., was dissolved without liquidation through the overall transfer of its assets and liabilities to its sole shareholder and its subsequent extinction. The financial impact of the transfer was considered effective for accounting purposes as of January 1, 2004.

These notes to the financial statements disclose the main effects of these transfers to facilitate comparison between the 2005 and 2004 figures.

No additional significant events took place that prevent comparison of the figures for 2005 with those of 2004.

The figures in these financial statements and in the management report are expressed in millions of euros unless otherwise indicated.

(3) PROPOSED DISTRIBUTION OF PROFIT

Telefónica, S.A. obtained income of 1,754.39 million euros in 2005.

The Company's Board of Directors will submit the following proposed distribution of income for approval at the Shareholders' Meeting: a) to appropriate 64.15 million euros of the income for the year to the legal reserve; which would then represent 20% of share capital, b) to pay a fixed dividend of 0.25 euros gross per share on the Company's outstanding shares carrying dividend rights; and c) to appropriate the remainder to voluntary reserves.

Millions of euros
Total distributable income	1,754.39
Distribution to:
Legal reserve	64.15
Dividend (maximum distributable amount of 0.25 euros/share for all shares into which the Company's capital stock is divided (4,921,130,397 shares)	1,230.28
To voluntary reserves	(minimum) 459.96
Total	1,754.39

It is hereby stated that at their meeting held on February 28, 2006, the Company's Board of Directors agreed to distribute a fixed interim dividend out of 2005 income of a gross 0.25 euros per share for each of the Company's outstanding shares carrying dividend rights, up to a maximum total amount of 1,230.28 million euros. This interim dividend will be paid on May 12, 2006. Consequently, the proposed dividend to be paid out of 2005 income will be fully settled through payment of this interim dividend.

(4) ACCOUNTING POLICIES

The main valuation criteria used in preparing the 2005 financial statements were as follows:

  Start-up expenses

  "Start-up expenses," which comprise capital increase costs are amortized on a straight-line basis over five years.

  Intangible assets

  "Intangible assets" include mainly the following:

    Computer software licenses, which are recorded at cost and amortized on a straight-line basis over three years.

    Intellectual property, which are recorded at the amounts paid to acquire ownership of or rights to use patents and trademarks and are amortized on a straight-line basis over a period of three to ten years, depending on the estimated useful life of the patent or trademark.

    The goodwill arising from the merger of Terra Networks España, S.A. and Maptel Networks, S.A.U. and Azeler Automoción, S.A. (companies in which indirect interests was held via Terra Networks Asociadas, S.L.). This goodwill was included within Telefónica's investment in Terra Networks, S.A. at December 31, 2004. In the 2005 financial statements it has been reclassified due to the merger of Telefónica, S.A. and Terra Networks, S.A.
  This goodwill is estimated to have a useful life of ten years and is included in "Other intangible assets."

  Property, plant and equipment

  Property, plant and equipment are stated at cost.

  The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of assets are capitalized.

  The interest and other financial expenses incurred during the construction of property, plant and equipment are also capitalized.

  Upkeep and maintenance expenses are expensed currently.

  Property, plant and equipment are depreciated by the straight-line method at annual rates based on the following estimated useful lives:

Years of estimated useful life
Buildings	33-40
Plant and machinery	12
Furniture, office equipment and other tangible fixed assets	4-10

  Long-term investments

  Investments in marketable securities are recorded as follows:

    Listed securities (excluding shares in Group or associated companies).

    At the lower of cost or market value. The market value is taken to be the lower of the average market price in the last quarter or market price at year end.

    Investments in Group and associated companies.

    At the lower of acquisition cost or underlying book value of the holdings, adjusted by the amount of the unrealized gains existing at the time of the acquisition which still remain at the date of the subsequent valuation.

    Other unlisted securities.

  At cost, net, where appropriate, of the writedown provisions required to reduce them to their underlying book value, adjusted, where appropriate, for the amount of the unrealized gains existing at the time of the acquisition which still remain at the date of the subsequent valuation.

  Unrealized losses (i.e. where cost is higher than market value) are recorded under "Provisions" (see Note 7). However, an additional provision is recorded with debit (or credit in the case of reversal) to "Extraordinary income or losses" to cover possible third-party liabilities arising from the negative net assets of investees. This provision is included in "Provisions for contingencies and expenses" (see Note 16.6).

  Dividends are recorded as revenues as soon as their distribution is approved, and gains or losses on the sale of holdings are recorded as revenues or expenses in the year in which they are realized.

  As required under prevailing legislation the Company has prepared separate consolidated financial statements, which have been drawn up in accordance with International Financial Reporting Standards (IFRS). The balances of the main headings of the Telefónica Group consolidated financial statements for 2005 are as follows:

Captions	Millions of euros
Total assets	73,173.77
Equity
Attributable to equity holders of the parent	12,733.29
Attributable to minority interests	3,425.14
Revenues	39,300.42
Profit for the year
Attributable to equity holders of the parent	4,445.85
Attributable to minority interests	381.21

  Deferred charges

  This heading basically includes the following items:

    Interest on long-term promissory notes.

  This relates to the difference between the face value and the effective value of the promissory notes issued to mature over more than one year. This interest is charged to profit or loss based on financial criteria.

    Debt arrangement expenses.

  These relate to long-term debt arrangement expenses and issues premiums on debentures and bonds, and are amortized using financial criteria on the basis of the principal amounts outstanding.

    Prepayments.

  These relate to payments made on the purchase of services not yet received at year end.

  Treasury stock

  Treasury stock is valued at the lower of average cost, comprising the total amount paid for the shares, or market value. Since the shares were acquired without any prior resolution having been adopted at the Shareholders' Meeting to use them to reduce capital, it is considered that they can be used for subsequent sale or, alternatively, for a capital reduction. Accordingly, the market value is taken to be the lowest of the average official market price in the last quarter of the year, the year-end market price or the related underlying book value. The corresponding provision is recorded against the income statement for the difference between the acquisition cost and the lower of the year-end market price or the average market price in the last quarter, and against reserves for the difference between said value and the related underlying book value.

  Foreign currency transactions

Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year end to the exchange rates then prevailing.

Exchange differences arising on adjustment of foreign currency fixed-income securities and receivables and payables to year-end exchange rates are classified by currency and due date, and for this purpose all currencies that, although different, are officially convertible are grouped together.

The positive net differences in each group of currencies are recorded under "Deferred income" on the liability side of the balance sheet, unless exchange losses for the group have been charged to profit and loss in prior years, in which case the positive net differences are credited to period income up to the limit of the negative net differences charged to income in prior years.

The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as each homogenous group records exchange losses for the same or a higher amount.

  Pension and other commitments to employees

Telefónica has entered into an agreement with its employees, the main terms of which are as follows:

  Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, November 29 approving the revised Pension Plans and Funds Law.

  Defined contribution of 4.51% of the participating employees' base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España) will be maintained.

  Obligatory contribution by the participant of a minimum of 2.2% of his/her base salary.

  Individual and financial capitalization systems.

This fund was outsourced to Telefónica subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.

At December 31, 2005 and 2004 respectively, 650 and 632 employees were members of the plan. The cost for the Company amounted to 2.73 million euros and 2.30 million euros in 2005 and 2004, respectively (see Note 16.2).

  Accounts payable

  Accounts payable are recorded at repayment value, except in the case of zero-coupon debenture and bond issues, which are recorded in the balance sheet at issue value plus the related accrued interest (see Note 10.3).

  Derivatives

  Transactions whose purpose and effect are to eliminate or significantly reduce exchange, interest rate or market risks on asset and liability positions or on other transactions are treated as hedging transactions. The gains or losses arising during the life of these derivatives are taken to income using the same timing of recognition method as that used to recognize the gains or losses on the underlying hedged item or transaction.

  Transactions that, exceptionally, are not assigned to cover risks are not treated as hedging transactions. In transactions of this kind, which can arise because of risk hedges at Group companies, the differences in market price are booked when the transactions are cancelled or finally settled. However, if, at year end, potential losses are anticipated at year end, the related provision is recorded against the income statement.

  Corporate income tax

  The corporate income tax expense for each year is calculated on the basis of book profit before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income. Tax relief and tax deductions from gross tax payable, excluding tax withholdings and prepayments, are deducted from the corporate income tax charge in the year in which they are definitively taken. The difference between the accrued expense and the tax paid is due to the abovementioned deferral and to revenue and expense recognition timing differences giving rise to deferred tax assets and liabilities (see Note 14).

  Recognition of revenues and expenses

  Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, irrespective of when the resulting monetary or financial flow arises.

  In keeping with accounting principle of prudence, only realized income is recorded at year end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known (see Note 16).

  Provisions for contingencies and expenses

The Company records provisions for contingencies and expenses based on its best estimate in order to cover quantifiable probable or certain third-party liability arising from litigation in progress, indemnity payments and obligations or from expenses of undetermined amount, and collateral and other similar guarantees provided by the Company.

(5) INTANGIBLE ASSETS

The detail of the movements in intangible asset accounts and the related accumulated amortization in 2005 and 2004 is as follows:

	Millions of euros
	Computer software	Intellectual Property	Other intangible assets	Total

Cost:
Balance at 12/31/03	71.72	8.61	2.76	83.09
Incorporation of Inmobiliaria Telefónica, S.A.U. (Note 2)	1.02	-	-	1.02
Additions	14.63	0.36	1.02	16.01
Retirements	-		(2.13)	(2.13)
Transfers	8.53	(0.09)	-	8.44
Balance at 12/31/04	95.90	8.88	1.65	106.43
Merger with Terra Networks, S.A. (Note 2)	43.10	11.03	54.35	108.48
Additions	10.93	0.47	5.63	17.03
Transfers	3.58	-	-	3.58
Balance at 12/31/05	153.51	20.38	61.63	235.52
Accumulated amortization:
Balance at 12/31/03	38.70	3.60	0.14	42.44
Incorporation of Inmobiliaria Telefónica, S.A.U. (Note 2)	0.16	-	-	0.16
Additions	22.52	1.12	0.11	23.75
Transfers	0.09	(0.09)	-	-
Balance at 12/31/04	61.47	4.63	0.25	66.35
Merger with Terra Networks, S.A. (Note 2)	41.37	9.60	0.14	51.11
Additions	22.06	1.73	6.87	30.66
Balance at 12/31/05	124.90	15.96	7.26	148.12
Impairment provisions
Balance at 12/31/04	-	-	-	-
Additions	1.44	0.93	0.04	2.41
Balance at 12/31/05	1.44	0.93	0.04	2.41
Intangible assets, net	27.17	3.49	54.33	84.99

The detail of goodwill included in "Other intangible assets" (see Note 4.b) is as follows:

	Millions of euros
	Initial allocation in the merger	Goodwill amortized in the year	Net balance at 12/31/05

Terra Networks España, S.A.	52.27	6.53	45.74
Maptel Networks, S.A.U.	1.76	0.22	1.54
Azeler Automoción, S.A.	0.13	0.02	0.11
Total	54.16	6.77	47.39

(6) PROPERTY, PLANT AND EQUIPMENT

The detail of the movements in this heading and the related accumulated depreciation in 2005 is as follows:

	Millions of euros
	Balance at 12/31/04	Merger with Terra Networks, S.A.	Additions	Retirements	Transfers	Balance at 12/31/05

Cost:
Land and buildings	220.21	-	-	(6.60)	-	213.61
Furniture, tools and other items	23.73	15.12	0.53	(0.06)	0.11	39.43
Property, plant and equipment under constructions	79.88	-	279.62	-	(3.19)	356.31
Property, plant and equipment, gross	323.82	15.12	280.15	(6.66)	(3.08)	609.35
Accumulated depreciation:
Land and buildings	52.68	-	2.76	(1.84)	-	53.60
Furniture, tools and other items	6.60	13.49	1.92	(0.03)	-	21.98
Total accumulated depreciation	59.28	13.49	4.68	(1.87)	-	75.58
Impairment provision	2.95	-	1.19	-	-	4.14
Property, plant and equipment, net	261.59	1.63	274.28	(4.79)	(3.08)	529.63

The detail of the movements in this heading and the related accumulated depreciation in 2004 are as follows:

	Millions of euros
	Balance at 12/31/03	Inclusion of Inmobiliaria Telefónica, S.A.U.	Additions	Retirements	Transfers	Balance at 12/31/04

Cost:
Land and buildings	0.81	137.57	10.72	-	71.11	220.21
Furniture, tools and other items	22.47	0.56	0.59	(0.69)	0.80	23.73
Property, plant and equipment under constructions	9.23	88.21	63.18	(0.39)	(80.35)	79.88
Property, plant and equipment, gross	32.51	226.34	74.49	(1.08)	(8.44)	323.82
Accumulated depreciation:
Land and buildings	0.18	49.87	2.79	(0.16)	-	52.68
Furniture, tools and other items	4.27	0.50	1.83	-	-	6.60
Total accumulated depreciation	4.45	50.37	4.62	(0.16)	-	59.28
Impairment provisions	-	2.57	0.38	-	-	2.95
Property, plant and equipment, net	28.06	173.40	69.49	(0.92)	(8.44)	261.59

Most of the additions recorded in 2005 relate to costs associated with the construction of the new Telefónica Group central offices (named "District C") in a business park development in Las Tablas (Madrid). "Land and buildings" includes 80.33 million euros corresponding to the value of the land. All other costs incurred are classified under "Property, plant and equipment under constructions" until the assets in question are available for use. Phase one of the new central office development is scheduled to be completed in the second half of 2006.

At December 31, 2005 the total value of firm commitments to acquire property, plant and equipment related to the construction of District C was 170.45 million euros.

Capitalized interest and other financial expenses incurred in the construction of property, plant and equipment in 2005 came to 8.79 million euros (up from 1.72 million euros in 2004).

The Company has leased buildings with a total area of 41,187 square meters to various Telefónica Group companies, which is equivalent to an occupancy rate of 95.70% of total property available for lease. Revenues from property leases amounted to 7.30 million euros in 2005 (see Note 16.1), compared with 6.32 million euros in 2004.

In 2005 the Company recorded a capital gain on the disposal of property of 5.26 million euros, compared with 6.09 million euros in 2004 (see Note 16.6).

At December 31, 2005, the Company's fully depreciated property, plant and equipment amounted to 16.54 million euros.

Telefónica, S.A. has taken out insurance policies with appropriate limits to cover the possible risks to which its property, plant and equipment are exposed.

(7) LONG-TERM INVESTMENTS

  7.1   The detail of the movements in long-term investments and the related investments writedown provisions in 2005 is the following:

    Changes in long-term investments:

	Millions of euros
	Balance at 12/31/04	Merger with Terra Networks, S.A.	Dissolution Terra Networks Latam, S.L.	Additions	Retirements	Transfers and other	Balance at 12/31/05
Investments in Group companies	22,415.48	(2,097.72)	628.02	3,667.76	(1,199.48)	(286.37)	23,127.69
Investments in associated companies	1,479.16	189.83	-	2.97	(6.35)	(567.45)	1,098.16
Other investments	14.42	-	-	1,265.83	-	567.45	1,847.70
Loans to Group and associated companies	20,531.41	438.57	-	3,827.71	(4,260.97)	(6,532.06)	14,004.66
Other loans	55.17	-	-	693.41	(747.99)	-	0.59
Deposits and guarantees	35.05	0.62	-	278.75	(308.01)	-	6.41
Tax receivables (Note 14.2)	4,343.19	116.35	-	103.77	(1,307.62)	-	3,255.69
Total	48,873.88	(1,352.35)	628.02	9,840.20	(7,830.42)	(6,818.43)	43,340.90

	Millions of euros
	Balance at 12/31/03	Additions	Retirements	Transfers and other	Balance at 12/31/04
Investments in Group companies	23,374.86	22.80	(877.71)	(104.47)	22,415.48
Investments in associated companies	1,005.42	475.14	(1.40)	-	1,479.16
Other investments	6.82	0.49	(0.01)	7.12	14.42
Loans to Group and associated companies	19,729.71	3,381.79	(1,673.61)	(906.48)	20,531.41
Other loans	70.26	-	(1.89)	(13.20)	55.17
Deposits and guarantees	3.22	29.32	-	2.51	35.05
Tax receivables (Note 14.2)	5,000.10	139.99	-	(796.90)	4,343.19
Total	49,190.39	4.049.53	(2,554.62)	(1,811.42)	48,873.88

    Changes in the long-term investment writedown provisions:
	Millions of euros
	Balance at 12/31/04	Merger Terra Networks, S.A.	Dissolution Terra Networks Latam, S.L.	Change in provisions	Retirements	Transfers and other	Balance at 12/31/05
Investments in Group companies	5,313.55	(946.23)	612.83	(224.32)	(1,034.46)	(281.31)	3,440.06
Investments in associated companies	153.22	41.33	-	(64.94)	(0.62)	(43.09)	85.90
Other investments	5.57	-	-	(24.19)	-	56.13	37.51
Total investment writedown provision	5,472.34	(904.90)	612.83	(313.45)	(1,035.08)	(268.27)	3,563.47

	Millions of euros
	Balance at 12/31/03	Change in provisions	Retirements	Transfers and other	Balance at 12/31/04
Investments in Group companies	6,121.08	(801.55)	(2.85)	(3.13)	5,313.55
Investments in associated companies	113.44	39.78	-	-	153.22
Other investments	5.57	-	-	-	5.57
Total investment writedown provision	6,240.09	(761.77)	(2.85)	(3.13)	5,472.34

  Most of the subsidiaries for which the Company had established provisions at the end of 2004 enjoyed further improvements in their net worth in 2005 (principally Telefónica Internacional Group, for which a reversion of 301.03 million euros was made at the end of 2005). A provision for Atento, N.V. (35.78 million euros) was also released. Provisions were also recorded at the year end, mainly on account of the Telefónica de Contenidos Group (105.60 million euros) and Telefónica Datacorp Group (56.74 million euros).

  The main change in provisions for associated companies was a 67.31 million euro reversion of a provision for Telefónica's investment in Portugal Telecom, S.G.P.S., S.A.

  The Company had already recorded a sizeable reversal of the investment writedown provision in 2004, again mainly for its investment in the Telefónica Internacional Group (1,056.87 million euros). The main additions related to investments in the Telefónica International Wholesale Services (TIWS) Group (61.73 million euros), the Telefónica de Contenidos Group (296.83 million euro) and Telefónica DataCorp Group (47.14 million euros).

  Retirements recorded in 2005 and 2004 correspond to investments sold, liquidated or transferred in the course of the year (see 7.5 of this Note).

  The transfer from "Investments in associated companies" to "Other investments" recorded in 2005 relates to the Company's holdings in Banco Bilbao Vizcaya Argentaria, S.A. and Amper, S.A. (see Appendix I)

   7.2   The detail of subsidiaries, associated companies and investees is provided in Appendix I.

  7.3   Impact on long-term investments of the merger of Telefónica, S.A. and Terra Networks, S.A.

    The proposed takeover of Terra Networks, S.A. by Telefónica, S.A. was approved at the General Shareholders' Meetings of Telefónica, S.A. and Terra Networks, S.A. held on May 31, 2005 and June 2, 2005 respectively. This takeover merger was registered in the Madrid Mercantile Register on July 16, 2005, effective for accounting purposes from January 1, 2005 (see Note 1).

    The detail of Terra Networks, S.A.'s contributions on January 1, 2005 to "Investments in Group companies", "Investments in associated companies" and the corresponding investment writedown provisions shown in the financial statements of Telefónica, S.A., is as follows:

	Millions of euros
	Acquisition cost	Investment writedown provisions	Additional provision for negative net book value of the investment (see Note 4.d)
Investments in Group companies
Terra Networks España, S.A.U.	93.97	(93.97)	(374.09)
Terra Intangibles, S.A.	19.29	(5.41)	-
Terra Business Travel, S.A.	0.56	-	-
Le Holding Corporation	47.88	(1.31)	-
Terra Networks, USA, Inc	7.76	(0.79)	-
CIERV, S.L.	10.08	(10.08)	-
CRTT, S.L.	12.40	(12.40)	(8.04)
Terra Lycos Holding, B.V	0.02	(0.02)	-
Terra Networks Asociadas, S.L.	61.12	(61.12)	(17.67)
Terra Networks Colombia Holding, S.A.	6.50	(6.50)	(0.55)
Terra Networks Latam ETVE, S.L	540.69	(450.14)	-
Total Group companies	800.27	(641.74)	(400.35)
Investments in associated companies
Uno-e Bank, S.A.	189.83	(41.33)	-

    The effect of the incorporation of the investments of Terra Networks, S.A. described above, combined with the retirement of the investment in Terra Networks, S.A held by Telefónica S.A. at December 31, 2004, which was recognized at a gross value of 2,897.99 million euros (less investment writedown provisions of 1,587.97 million euros), is shown in the "Merger with Terra Networks, S.A." column of the tables of changes in long-term investments and investment writedown provisions.

  7.4   Impact on long-term investments of the dissolution of Terra Networks Latam.

    The deed for the dissolution without liquidation of Terra Networks Latam ETVE, S.L, through the overall transfer of its assets and liabilities to Telefónica, S.A., which via the above merger became owner of all shares constituting its capital stock, was formalized on June 9, 2005. The detail of the amounts transferred from Terra Networks Latam ETVE, S.L. to "Investments in Group companies" and "Investment writedown provisions" is as follows:

	Millions of euros
	Acquisition cost	Investment writedown provisions	Additional provision for negative net book value of the investment (see Note 4.d)
Telefónica Interactiva Brasil, Ltda.	359.66	(259.88)	-
T. N. Brasil, S.A.	174.84	(174.84)	-
T.N. México Holding, S.A. de C.V.	356.66	(356.66)	(29.91)
T.N. Chile Holding Limitada, S.A.	95.18	(70.28)	-
T.N. Perú, S.A.	52.80	(51.36)	-
T.N. Argentina, S.A.	50.92	(50.92)	(0.4)
T.N. Colombia Holding, S.A.	40.52	(40.52)	(1.31)
T.N. Servicos de Acceso a Internet e Trading, Lda	0.01	(0.01)	-
T.N. Venezuela, S.A.	20.88	(20.88)	(1.79)
T.N. Maroc, S.A.R.L.	0.03	(0.03)	-
T.N. Guatemala, S.A.	17.22	(17.22)	(0.27)
TOTAL	1,168.72	(1,042.60)	(33.68)

    The effect of the incorporation of the investments of Terra Networks Latam ETVE, S.L. described above, combined with the retirement of the investment in Terra Networks Latam ETVE, S.L. held by Telefónica S.A. on the date of its dissolution which was recorded at a gross value of 540.70 million euros, (less investment writedown provisions of 429.77 million euros), is shown in the "Dissolution of Terra Networks Latam, S.L." column of the tables of changes in long-term investments and investment writedown provisions.

  7.5   The detail of securities investments sold and acquired by Telefónica is as follows:

      Acquisitions of participtations and capital increases:

      2005

Companies	Millions of euros
Subsidiaries:
Cesky Telecom, a.s.	3,662.53
Others	5.23
Total subsidiaries	3,667.76

Associated companies:
Sogecable, S.A.	2.97
Total associated companies	2.97

Other securities investments
O2 Plc	1,265.83
Total other securities investments	1,265.83

      The European Commission approved Telefónica's bid to take control of Czech operator Cesky Telecom a.s. via the acquisition of 51.1% of its share capital on June 10, 2005 and the transaction was concluded on June 16 at a price of 502 Czech crowns per share. As part of the takeover process, Telefónica launched a tender offer to buyout the 48.9% of Cesky Telecom held by minority shareholders. The offer was completed on September 19, with Telefónica having acquired 58,985,703 shares at a price of 456 Czech crowns per share. Telefónica's total outlay in the acquisition of the Czech company was therefore 3,662.53 million euros. At the close of the operation, Telefónica owned 69.41% of the total share capital of the Czech telecoms operator.

      Sogecable, S.A. increased its share capital by 7,560,261 shares each with a par value of 2 euros each with a share premium of 22.47 euros in the course of 2005. Telefónica subscribed to the capital increase, buying 121,200 shares and paying a total of 2.97 million euros and maintains its 1.60% direct interest in Sogecable's capital.

      "Other investments" include the acquisition of O2, Plc shares on the London Stock Exchange, subsequent to the takeover bid for 100% of the company launched by Telefónica. At December 31, 2005, Telefónica owned 435,606,107 shares in O2 plc, equivalent to approximately 4.97% of its capital stock. The cost of acquiring these shares was 1,265.83 million euros (see Note 19 on subsequent events).

      2004

Company	Millions of euros
Subsidiaries:
Terra Networks, S.A.	10.69
Telefónica Móviles, S.A.	6.92
Telfisa Perú SAC	2.75
Other companies	2.44
Total subsidiaries:	22.80

Associated companies:
Portugal Telecom. S.G.P.S., S.A.	475.14
Total associated companies:	475.14

      Telefónica, S.A. acquired 52,820,862 shares in Portugal Telecom, S.G.P.S., S.A. for 475.14 million euros in 2004. In addition, on December 29, 2004 Portugal Telecom reduced capital by canceling 87,799,950 shares of treasury stock representing 7% of its capital stock. Following these transactions, Telefónica increased its direct holding in this company to 8.55%.

      In 2004, Telefónica, S.A. also acquired 3,753,140 shares of Terra Networks, S.A. on the stock market for 10.69 million euros. The direct holding in this company at December 31, 2004 was 76.80%, taking into account the treasury stock held by Terra Networks, S.A.

      Telefónica, S.A. also acquired 804,689 shares of Telefónica Móviles, S.A. for 6.92 million euros, thereby increasing its direct holding in this company to 71.03% at December 31, 2004.

      Telfisa Perú, S.A.C. was incorporated in December 2004 with an initial capital of 12 million new soles, consisting of 120,000 shares, 119,999 of which were bought and paid by the Company for 2.75 million euros.

      Disposal of investments

      2005

Millions of euros
Gross book value
Company
Subsidiaries
Terra Group companies in Latin America	1,182.93
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V.	6.75
Telefónica Gestao de Serviços Compartilhados do Brasil, Ltda..	5.00
Telefónica Gestión de Servicios Compartidos Perú, S.A.C.	3.91
Telefónica Gestión de Servicios Compartidos Argentina, S.A. de C.V.	0.01
Telefónica Publicidad e Información, S.A.	0.08
Other companies	0.80
Total subsidiaries	1,199.48
Associated companies
Portugal Telecom, S.G.P.S., S.A.	5.13
Other companies	1.22
Total associated companies	6.35

      In line with the strategy for business management pursued by the Company in recent years, following the dissolution of Terra Networks Latam ETVE, S.L., Telefónica, S.A. sold the companies that the Terra Group formerly operated in Latin America to its subsidiary Telefónica Internacional, S.A.U. The companies were sold at the values resulting from the merger with Terra Networks, S.A. and the dissolution of Terra Networks Latam ETVE, S.L., thereby generating a total gain for Telefónica, S.A. of 45.99 million euros and losses of 3.14 million euros (see Notes 16.6 and 16.7).

      In 2005, Telefónica also sold all its interests in the Mexican company Telefónica Gestión de Servicios Compartidos México, S.A. de C.V., Brazilian company Telefónica Gestao de Serviços Compartilhados do Brasil, Ltda., Argentine company Telefónica Gestión de Servicios Compartidos Argentina, S.A. and Peruvian company Telefónica Gestión de Servicios Compartidos Perú S.A.C. to its Spanish subsidiary Telefónica Gestión de Servicios Compartidos, S.A. at their underlying book value.

      On June 6, 2005 Telefónica, S.A. sold 4,300,000 shares representing 1.19% of the capital stock of Telefónica Publicidad e Información, S.A., generating a capital gain of 28.65 million euros recorded under "Gains on fixed asset disposals" (see Note 16.6). At December 31, 2005, Telefónica, S.A.'s ownership interest in Telefónica Publicidad e Información, S.A. was 59.905%.

      In the course of 2005 Telefónica, S.A. also sold 611,824 shares in Portugal Telecom, S.G.P.S., S.A. for a total of 5.13 million euros, generating a capital gain on disposal of 1.18 million euro (see Note 16.6). On December 21, Portugal Telecom cancelled 37,628,550 shares of treasury stock representing 3.23% of its current capital stock. After this operation, Telefónica owned 8.78% of the total capital stock of the Portuguese company.

      2004

Millions of euros
Gross book
Company	value
Subsidiaries
Terra Networks, S.A.	868.65
Corporación Admira Media, S.A.U.	6.06
Telefónica Procesos y Tecnología de la Información, S.A.U.	3.00
Total subsidiaries	877.71

      In 2004 Terra Networks, S.A. paid a dividend of two euros per share charged to "Share premium." This refund of capital contributions reduced the value of the holding by the amount received, but did not change the Company's percentage of ownership.

      In the first quarter of 2004 Telefónica, S.A. sold its 100% holding in Corporación Admira Media, S.A. to its subsidiary Telefónica de Contenidos, S.A.U. at its underlying book value. Subsequently, Corporación Admira Media, S.A. was merged into Telefónica de Contenidos, S.A.U. The gain booked by Telefónica, S.A. in its individual financial statements on this sale amounted to 4.12 million euros (see Note 16.6).

      Telefónica, S.A. also sold its 100% holding in Telefónica Procesos y Tecnología de la Información, S.A.U. to its investee Telefónica Gestión de Servicios Compartidos, S.A.U. at the underlying book value of the investment, obtaining a gain of 5.70 million euros (see Note 16.6).

      Non-monetary contributions of holdings to Group companies

      2005

      On April 19, 2005, Telefónica's Spanish subsidiary Telefónica Datacorp, S.A., Telefónica Wholesale Services, S.L. (TIWS) increased its capital by 212.68 million euros. The new shares were subscribed and paid in full by Telefónica, S.A. via the non-monetary contribution of its holding in Uruguayan company Telefónica International Wholesale Services America, S.A. The gross book value of this participation was 499.05 million euros and the investment writedown provision was 286.37 million euros. At the close of the operation, Telefónica's direct ownership interest in TIWS's capital was 92.513%.

      2004

      In 2004 Telefónica Gestión de Servicios Compartidos, S.A.U. increased capital through the issuance of 5,468,186 new shares with a par value of one euro each, which were fully subscribed by its sole shareholder Telefónica, S.A. through the contribution of its 100% holding in Zeleris, Soluciones Integrales, S.A.U.

      Transactions protected for tax purposes.

  Transactions carried out in 2005 and 2004 that are considered protected for tax purposes, as defined in Articles 83 and 94, as applicable, of Chapter VII of Title VII of Legislative Royal Decree 4/2004 of March 5 approving the Revised Spanish Corporate Income Tax Law, are detailed in the following paragraphs. Transactions performed prior to 2004 were duly disclosed in prior years' financial statements.

  2005

  In 2005, Terra Networks, S.A. was taken over by Telefónica, S.A. and consequently dissolved. The operation included the block transfer of all Terra's assets and liabilities to Telefónica, S.A., which, via the overall transfer, asumed all its rights and obligations.

  The dissolution without liquidation of Terra Networks Latam ETVE, S.L, through the overall transfer of its assets and liabilities to Telefónica, S.A., which following the merger with Terra Networks, S.A., became owner of all shares constituting its capital stock, was ratified by public deed on June 9, 2005.

  2004

  In 2004 Inmobiliaria Telefónica, S.L.U. was dissolved without liquidation, and subsequently extincted, through the overall transfer of its assets and liabilities to its sole shareholder. The value of this company per Telefónica, S.A.'s books was 103.44 million euros and the difference from the net assets contributed in the transfer of assets and liabilities (19.43 million euros) is classified as unrestricted reserves under "Shareholders' equity" in the accompanying balance sheet.

  7.6   The detail of loans to Group and associated companies is as follows:

	Millions of euros
	2005		2004
Company	Long-term	Short-term	Long-term	Short-term
Telefónica Móviles, S.A.	5,890.00	3,362.73	7,276.43	1,739.86
Telefónica de España, S.A.U.	4,587.91	1,493.50	5,365.97	1,361.52
Telefónica Internacional, S.A.	1,087.58	2,260.16	5,081.88	459.09
Telefónica de Contenidos, S.A.U.	1,411.19	84.71	1,783.41	147.59
Telefónica International Wholesale Services America, S.A.	157.94	296.69	283.62	120.87
Terra Networks España, S.A.	397.03	12.67	-	-
Atento, N.V.	103.63	52.44	144.48	28.06
Telefónica Datacorp, S.A.U.	96.57	73.54	285.80	155.78
Telefónica Móviles España, S.A.U.	0.40	1,818.35	0.40	2,057.60
Telefónica Publicidad e Información, S.A.	87.96	14.80	86.98	11.21
Comunicapital Inversiones, S.A.U.	65.60	-	55.06	-
Lotca, Servicios Integrales, S.A.U.	45.93	3.64	25.69	2.64
Terra Networks Asociadas, S.L.	33.04	0.72	-	-
Terra Networks, S.A.	-	-	26.18	-
Telefónica Soluciones de Informática y Comunicación S.A.	-	-	-	12.77
Telefónica B2B Licencing Inc.	11.78	-	10.20	-
Telefónica Internacional Wholesale Services, S.L.	-	86.42	86.40	12.44
Telefónica Data España, S.A.	-	33.21	-	50.51
Others	28.10	20.57	18.91	24.42
Total	14,004.66	9,614.15	20.531.41	6,184.36

    The main loans granted to Group companies are described below.

      Loans granted to Telefónica Móviles, S.A. consist mainly of the following:

    Loans to provide funds for the acquisition of the various Latin American operators owned by BellSouth amounting to 3,283.52 million euros and 1,597.03 million dollars (1,353.75 million euros) bearing interest at three-month Euribor and three-month Libor rates plus a predetermined market spread. The loans in euros mature in 2006, while the US dollar loans fall due in 2009 and 2016.

    Financing of 469.67 million euros and 240.27 million dollars (203.67 million euros), earning interest at rates based on the Libor or Euribor plus a predetermined spread and repayable by 2011 at the latest, for the company's investments in Puerto Rico, Chile, Guatemala, Brazil and Argentina.

    Financing for the direct or indirect acquisition of or investments in companies in Mexico and Uruguay amounting to 2,567.65 million euros and 281.30 million dollars (238.45 million euros), earning interest at market rates and maturing in 2007, 2008 and 2009.

      Funding granted to Telefónica de España, S.A.U. consists mainly of a loan on January 4, 1999 resulting from the company's spin-off from Telefónica on January 1, 1999, that bears interest at 6.80% and had an outstanding balance of 4,882.68 million euros at December 31, 2005, of which 4,185.17 million euros mature in the long term and 697.51 million euro mature in the short term.

      Loans granted to Telefónica Internacional, S.A.U. consist mainly of the following:

    A subordinated long-term interest-free loan of 3,305.57 million euros, repayable in 12 equal quarterly installments from September 30, 2005 to June 30, 2008. At December 31, 2005, this loan had an outstanding balance of 1,730.50 million euros.

    A participating loan with an outstanding balance of 1,414.26 million euros at December 31, 2005 that falls due on December 30, 2006. Interest is calculated based on the company's net income and the loan can only be cancelled early by means of conversion to capital stock.

      The main loans granted to Telefónica de Contenidos, S.A.U. are as follows:

    A fully drawn down ten-year participating loan of 1,141.81 million euros, which bears interest based on Telefónica de Contenidos, S.A.U.'s business performance.

    A participating loan of 79.23 million euros maturing in 2015 to provide Telefónica de Contenidos, S.A.U.'s funding to cover the financial charges linked to the participating loan detailed above.

    A loan of 190.16 million euros to cover the disbursement of the subordinated loan granted to the company and Sogecable, S.A. in 2003 for the merger of DTS, Distribuidora de Televisión Digital, S.A. (Vía Digital) into Sogecable, S.A.

      A participating loan of 536.32 million dollars (454.63 million euros) to Telefónica International Wholesale Services, S.A., which bears interest based on the performance of the company's operating results, with repayments from July 2004 to July 31, 2007. The loan amount was fully drawn at December 31, 2005.

      Terra Networks, S.A. had granted a 397.03 million euros participating loan to Terra Networks España, S.A., which was assumed by Telefónica, S.A. under the terms of the merger (see Note 1). This loan matures on November 30, 2008 and bears interest at a rate based on Terra Networks España's earnings. In 2005 the loan earned interest of 12.67 million euros.

      Loans granted to Atento, N.V. consist of the following:

    A participating loan for 75 million euros, repayable in 2013. The loan bears interest based on Atento, N.V.'s operating profit. At December 31, 2005, this loan had an outstanding balance of 60 million euros.

    Loan of 213.73 million euros to cater for its subrogation to the position of Atento Holding with its subsidiaries, earning interest at market rates and maturing in 2008. The balance outstanding at December 31, 2005 was 96.07 million euros.

      The financing provided to Telefónica Datacorp, S.A.U. relates to several credit facilities and loans arising from debt refinancing totaling 446.51 million euros and 5.10 million dollars (4.32 million euros), earning interest at a variable rate linked mainly to the three-month Euribor and maturing in 2006 and 2007. The balance outstanding at December 31, 2005 was 165.41 million euros.

      The Company has also extended loans to Telefónica Móviles España, S.A. and Telefónica de España, S.A.U. mainly in connection with the taxation of Telefónica, S.A. as the head of the tax Group pursuant to the consolidated tax regime applicable to corporate groups (see Note 14).

    The balance of loans to Group companies also includes interest accrued but unpaid at December 31, 2005 amounting to 198.56 million euros (96.21 million euros at December 31, 2004).

    The transfers under the "Loans to Group and associated companies" column of the table of changes in investments relate mainly to movements to short-term investments based on the loan repayment schedules.

  7.7   Short-term investment securities

  These consist mainly of placements of temporary cash surpluses in short-term investments.

(8) DEFERRED CHARGES

The detail of this heading and the related amortization schedule at December 31, 2005 and 2004 is as follows:

	Maturity						Balance at	Balance at
	2006	2007	2008	2009	2010	Subsequent years	12/31/05	12/31/04

Interest on long-term promissory notes	7.34	7.13	7.27	7.42	7.66	0.95	37.77	44.48
Debt arrangement expenses	45.48	26.92	25.43	20.59	19.54	35.03	172.99	162.66
Other deferred charges	10.82	10.51	10.40	8.10	5.46	8.99	54.28	59.08
Total	63.64	44.56	43.10	36.11	32.66	44.97	265.04	266.22

(9) SHAREHOLDERS' EQUITY

The detail of the movements in this heading in 2004 and 2005 is the following:

	Balance at 12/31/03	Appropriation of 2003 income	Distribution of dividends	Other changes	Balance at 12/31/04	Appropriation of 2004 income	Distribution of share premium	Other changes	Balance at 12/31/05

Capital stock	4,955.89	-	-	-	4,955.89	-	-	(34.76)	4.921,13
Share premium	7,987.14	-	(951.64)	(1,747.82)	5,287.68	-	(1,296.27)	(2,320.58)	1.670,83
Revaluation reserves	1,368.89	-	-	-	1,368.89	-	-	-	1.368,89
Legal reserve	652.57	137.37		-	789.94	130.14		-	920,08
Voluntary reserve	-	1,236.34	(972.53)	(263.81)	-	88.11		(88.11)	-
Reserve for treasury stock	133.46	-	-	556.72	690.18	-	-	(341.70)	348,48
Other restricted reserves	5.40	-	-	-	5.40	-	-	-	5,40
Income (loss) for the year	1,373.71	(1,373.71)	-	1.301.40	1,301.40	(1,301.40)	-	1,754.39	1.754,39

Total	16,477.06	-	1,924.17	(153.51)	14,399.38	(1,083.15)	(1,296.27)	(1,030.76)	10.989,20

  Capital stock

  At December 31, 2005, Telefónica, S.A.'s capital stock totaled 4,921,130,397 euros and consisted of 4,921,130,397 fully paid common shares of a single series and a par value of one euro each, all recorded by the book-entry system and traded on the Spanish computerized trading system ("Continuous Market") (in the selective "Ibex 35" Index), on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges.

  On June 15, 2001, authorization was given at the Shareholders' Meeting of Telefónica, S.A. for the Board of Directors to increase the Company's capital, one or several times within a maximum period of five years from that date, under the terms of Article 153.1.b) of Spanish Corporation Law (authorized capital) up to a maximum of 2,274.68 million euros, by issuing for this purpose the related new common shares, whether redeemable or of any other type permitted by Law, with a fixed or variable premium, with or without pre-emptive subscription rights and, in all cases, with disbursements for the new shares issued in the form of monetary contributions. As of December 31, 2005, the Board of Directors had not made use of this authorization.

  In addition, at the Shareholders' Meeting of April 11, 2003, the Board of Directors was granted the powers necessary to issue fixed-income securities one or several times within a maximum period of five years from the date of adoption of the related resolution. The fixed-income securities issued may be debentures, bonds, promissory notes or any other kind of fixed-income security, both simple and, in the case of debentures and bonds, exchangeable for shares of the Company or any other Group company and/or convertible into shares of the Company. As of December 31, 2005, the Board of Directors had not exercised these powers, except to approve three corporate promissory note issue programs for 2004, 2005, and 2006.

  At the Shareholders' Meeting held on May 31, 2005, shareholders also authorized the Board of Directors for the derivative acquisition of treasury stock, for a consideration, up to the limits and pursuant to the terms and conditions established at the Shareholders' Meeting, within a maximum period of 18 months from that date. However, it was also established that in no case could the par value of the shares acquired added to that of the treasury stock already held by Telefónica, S.A. and any of its controlled subsidiaries exceed 5% of Telefónica's capital stock.

  At December 31, 2005 and 2004, Telefónica Group companies held the following shares in the Telefónica S.A. parent company:

	Number of shares	Euros per share		Market value	%
		Acquisition price	Market price
Treasury stock at 12/31/05	136,647,061	13.00	12.71	1,736.78	2.77674%
Treasury stock at 12/31/04	207,245,179	11.83	13.23	2,741.44	4.18179%

  In 2005 the Company paid 2,744.03 million euros to acquire 230,038,870 shares of treasury stock and sold 48,503,517 for 647.45 million euros.

  In addition, the Company used 29,274,686 shares of treasury stock to cover the terms of the share exchange for Terra Networks, S.A. (see Note 1), 34,760,964 to reduce capital and 188,096,296 for the distribution of share premium to shareholders via the delivery of treasury stock (the last two transactions are described in more detail later in this note). Finally, 1,525 shares of treasury stock were allocated to the stock option plan established for Endemol Group employees (see Note 18.c).

  The balance sheets at December 31, 2005 and 2004 include the acquisition cost of the shares of treasury stock (1,775.81 million euros and 2,452.31 million euros, respectively) net of provisions of 1,427.33 million euros and 1,762.13 million euros, respectively, recorded in accordance with current accounting regulations (see Note 4.f), against extraordinary results for the amount by which the acquisition cost exceeds market price and against "Unrestricted reserves" for the amount by which the market price exceeds the underlying book value. The provision charged against extraordinary results in 2005 totaled 37.57 million euros (see Note 16.6). As to the provision charged to unrestricted reserves, the changes in 2005 and 2004 were a credit of 372.38 million euros and a debit of 1,474.33 million euros, respectively.

  The Company has established the corresponding restricted reserve in the amount of the underlying book value of the shares of treasury stock.

  Changes in capital stock and share premium in 2005

  Changes in these headings in 2005 were as follows:

		Millions of euros
	Number of shares	Capital stock	Share premium
Balance at 12/31/04	4,955,891,361	4,955.89	5,287.68
Capital decrease	(34,760,964)	(34.76)	(122.68)
Cash dividend charged against share premium	-	-	(1,296.27)
Distribution of treasury stock			(2,571.27)
Restricted reserve for treasury stock	-	-	341.70
Valuation of treasury stock	-	-	460.49
Reverse for merger with Terra Networks, S.A.			(428.82)
Balance at 12/31/05	4,921,130,397	4,921.13	1,670.83

  The deed ratifying the capital reduction through which the Company's Board of Directors implemented the resolution adopted by shareholders at the meeting held on May 31, 2005, was executed on June 6, 2005. Capital stock was reduced via the cancellation of shares of treasury stock previously acquired by the Company pursuant to the authorization granted at the Shareholders' Meeting. As a result, 34,760,964 Telefónica S.A. shares of treasury stock were cancelled and the Company's capital stock was reduced by a par value of 34,760,964 euros; Article 5 of the bylaws relating to the value of capital stock, which as of this date was set at 4,921,130,397 euros, was amended accordingly. Likewise, to render null and void the right of opposition provided for in Article 166 of the same Law, it was likewise decided, as permitted by Article 167.3 of the Spanish Corporation Law, to record a reserve for cancelled share capital equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. The cancelled shares were excluded from official listing on June 9, 2005 (see Note 16.3.c).

  In addition, at their meeting held on February 23, 2005 Telefónica, S.A.'s Board of Directors agreed to distribute an interim dividend from 2004 income in a fixed amount of 0.23 euros gross per share for each of the Company's outstanding shares carrying dividend rights. This dividend was paid on May 13, 2005, and the total amount disbursed was 1,083.15 million euros.

  At the General Shareholders' Meeting held on May 31, 2005, shareholders also approved a fixed cash dividend of 0.27 euros per share to be distributed from share premium for each share carrying rights to participate in the transaction on the date of disbursement. The payment was made on November 11, 2005, and the total amount was 1,296.27 million euros.

  Shareholders at this meeting likewised approved the distribution of shares of treasury stock to shareholders, against the share premium account, at a ratio of one share for every 25 shares already owned. The shares were distributed on June 28, 2005 and entailed a charge against the share premium account of 2,571.27 million euros. The Company also recognized 286.21 million euros in extraordinary income corresponding to the amount by which the market value of the treasury stock distributed to shareholders exceeded the acquisition cost (see Note 16.6).

  As mentioned in Note 1, the proposed merger and takeover of Terra Networks, S.A. by Telefónica, S.A. was approved at the General Shareholders' Meetings of Telefónica, S.A. and Terra Networks, S.A. held on May 31, 2005 and June 2, 2005 respectively. The transaction was registered in the Madrid Mercantile Register on July 16, 2005, effective retrospectively, for financial purposes, from January 1, 2005. The effect of the merger on Telefónica, S.A.'s shareholders equity was a 428.82 million euros decrease in share premium.

  Changes in capital stock and share premium in 2004

  Movements in these headings in 2004 is as follows:

		Millions of euros
	Number of shares	Capital stock	Share premium
Balance at 12/31/03	4,955,891,361	4,955.89	7,987.14
Cash dividend	-	-	(951.64)
Restricted reserve for treasury stock	-	-	(556.72)
Valuation of treasury stock	-	-	(1,191.10)
Balance at 12/31/04	4,955,891,361	4,955.89	5,287.68

  The Company carried out no capital increases or reductions in 2004.

  At their General Meeting held on April 30, 2004, the shareholders resolved to pay a 0.20 euro cash dividend from 2003 income for each share outstanding. The dividend was distributed on May 14, 2005 and the total amount paid was 972.53 million euros.

  Shareholders at this meeting also approved the distribution of a portion of the share premium recorded in the Company's balance sheet through the payment of 0.20 euro for each share outstanding, charged against the share premium account. The payment was made on November 12, 2004, and the total amount paid was 951.64 million euros.

    Legal reserve

    Under the revised Spanish Corporation Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital in the amount that exceeds 10% of capital stock following the increase. Otherwise, until the balance in the reserve exceeds 20% of capital, it can be used only to offset losses, provided that sufficient other reserves are not available for this purpose.

    Revaluation reserves

    The balance of "Revaluation reserves" arose as a result of revaluations made from 1946 to 1987 and of the revaluation carried out pursuant to Royal Decree-Law 7/1996, dated June 7. No changes in these reserves were recorded in 2005 and 2004.

    The balance of the revaluation reserve may be used, without incurring taxes, to offset any accounting losses that could occur in the future or to increase capital. From January 1, 2007, the reserve may also be transferred to unrestricted reserves, provided that the capital gain is recorded. This capital gain shall be deemed to have been realized on the portion corresponding to the amortization booked or when the restated asset items have been transferred or removed from the balance sheet.

    Legal regulating the sale of holdings

    Law 62/2003, December 30 on Tax, Administrative, Labor and Social Security Measures, based on the judgment of the European Court of Justice of May 13, 2003, amended the administrative authorization system set out in Law 5/1995 of March 23 on the legal regime applicable to the disposal of public shareholdings in certain companies, to which certain corporate transactions and agreements of Telefónica S.A., Telefónica Móviles S.A., Telefónica Móviles España, S.A.U. and Telefónica de España, S.A.U. are subject pursuant to Royal Decree 8/1997 of January 10.

    The reform introduced a new model for administrative involvement, replacing the system of prior authorization with that of subsequent notification. The cases that must be notified were also reduced.

    Specifically, provided no change in control occurs, it is now no longer necessary to notify the sale or encumbrance of shares representing up to 50% of the share capital in transactions concerning (i) Telefónica S.A's shares in Telefónica de España S.A.U., (ii) Telefónica S.A.'s shares in Telefónica Móviles S.A. and (iii) Telefónica Móviles S.A.'s shares in Telefónica Móviles España S.A.U.

    Notification is still required, however, for any direct, indirect or triggered acquisition, even through third-party trusts or third-party intermediaries, of shares in Telefónica S.A. or in Telefónica Móviles S.A. when they result in the disposal of at least 10% of the share capital. However, cases constituting mere financial transactions that do not have as their objective the control and/or management of these companies are excluded.

    In addition, the disposal or encumbrance by Telefónica de España and Telefónica Móviles España of certain strategic assets located in Spain still have to be notified, except when these transactions are carried out between Group companies.

    Pursuant to the reasoned opinion sent by the European Commission to the Spanish government on November 25, 2005, the Spanish Cabinet approved a bill to do away with this framework for the disposal of publicly owned holdings in certain companies. If passed, this bill would bring forward the end of this system, which in Telefónica's case was scheduled to finish on February 18, 2007.

(10) DEBENTURES, BONDS AND OTHER MARKETABLE DEBT SECURITIES

10.1  The detail of the movements in the balances at December 31, 2005 and 2004 of debentures, bonds and corporate promissory notes is as follows:

	Millions of euros

	Non-convertible debentures and bonds	Corporate promissory notes	Total

Balance at 12/31/03	2,595.21	606.45	3,201.66
New issues	-	1,672.20	1,672.20
Redemptions	(69.24)	(1,314.81)	(1,384.05)
Adjustments and other changes	97.71	92.90	190.61
Balance at 12/31/04	2,623.68	1,056.74	3,680.42
New issues	-	1,956.12	1,956.12
Redemptions	(896.40)	(1,697.67)	(2.594.07)
Adjustments and other changes	101.04	18.01	119.05
Balance at 12/31/05	1,828.32	1,333.20	3,161.52
Maturity
Long-term	1,828.32	86.33	1,914.65
Short-term	-	1,246.87	1,246.87
Unmatured accrued interest	50.34	-	50.34

10.2  The detail and main features of debentures and bonds outstanding at December 31, 2005 are as follows:

		Maturity
Debentures and bonds	Type of interest rate	% interest rate	2006	2007	2008	2009	2010	Subsequent years	TOTAL

DEBENTURES
FEBRUARY 1990 SERIES C	FIXED	12.6000	-	-	-	-	3.76	-	3.76
FEBRUARY 1990 SERIES F	ZERO COUPON	12.5793	-	-	-	-	9.18	-	9.18
APRIL 99	FIXED	4.5000	-	-	-	500.00	-	-	500.00
JUNE 99	FLOATING	2.7030	-	-	-	300.00	-	-	300.00
JULY 99	ZERO COUPON	6.3700	-	-	-	-	-	44.67	44.67
MARCH 00	FLOATING	5.137(*)	-	-	-	-	-	50.00	50.00
APRIL 00	FIXED	5.6250	-	500.00	-	-	-	-	500.00

BONDS
MARCH 98	FIXED	4.8414	-	-	420.71	-		-	420.71

Total issues			-	500.00	420.71	800.00	12.94	94.67	1,828.32

(*) The applicable interest rate (floating, set annuall)y is the one of the ten year swap on the sterling pound multiply by 1.0225.

10.3  Zero-coupon debentures and bonds are recognized in the balance sheet at their issue value plus the related accrued interest.

The detail of the maturities and redemption values of these debentures and bonds is as follows:

Issue	Redemption date	Redemption rate	Current value	Redemption value
DEBENTURES
FEBRUARY 1990 SERIES F	02/26/2010	1,069.479%	9.18	15.04
JULY-99	07/21/2029	637.638%	44.67	191.29
Total			53.85	206.33

10.4  At December 31, 2005, there was a seried promissory note issue program outstanding, as per the following detail:

Amount (Millions of euros)	Placement method	Par value	Maturity	Placement

2,000	Through auctions	1,000 euros	3, 6, and 12 months	Competitive tenders at least once a month
	Customized, intermediated by participating entities	100,000 euros	Between 7 and 364 days	Specific transactions

  With respect to the transaction performed with La Estrella, S.A. de Seguros consisting of the issuance of 42 bearer promissory notes, which matured on February 15, 2001, and included a commitment to issue new promissory notes, on February 15, 2001, Telefónica, S.A. issued 74 bearer promissory notes with a principal amount of 126.29 million euros and final maturity in February 2011. The principal outstanding at year end was 92.90 million euros.

  10.5 The average interest rate on outstanding debentures and bonds outstanding at the year of the end was 7.23% in 2005 (7.12% in 2004), and the average interest rate on corporate promissory notes was 2.351% in 2005 (2.244% in 2004).

(11) PAYABLE TO CREDIT INSTITUTIONS

  11.1 The detail of these balances at December 31, 2005 and 2004 is as follows:

	Average interest rate		Millions of euros
			2005			2004
	2005	2004	Short-term	Long-term	Total	Short-term	Long-term	Total
Loans and credits	2.47	3.44	3,038.58	8,763.50	11,802.08	2,520.06	2.346,10	4.866,16
Foreign currency	3.80
loans and credits		1.77	92.33	1,101.10	1,193.43	87.79	604.46	692.25
Total			3,130.91	9,864.60	12,995.51	2,607.85	2,950.56	5,558.41

  11.2 These balances mature as follows:

	Maturity
	2006	2007	2008	2009	2010	Subsequent years	Balance at 12/31/05

Loans and credits	3,038.58	172.91	70.76	1,813.73	583.88	6,122.22	11,802.08
Foreign currency loans and credits	92.33	38.65	38.65	1,015.16	8.64	-	1,193.43
Total	3,130.91	211.56	109.41	2,828.89	592.52	6,122.22	12,995.51

  11.3 On June 28, 2005, Telefónica, S.A. took out a 6,000 million euros syndicated loan maturing on June 28, 2011, with a syndicate of 40 Spanish and international banks. The loan is denominated in euros but, in addition to euros, may be drawn down in dollars, sterling, yen, Swiss francs and any other currency, subject to prior confirmation of availability from the banks forming the syndicate. At the year end, following various disposals, the full amount of the loan had been drawn down.

On July 6, 2004, Telefónica arranged a syndicated credit facility of 3,000 million euros with a syndicate of Spanish and international banks. This credit facility matures in five years (on July 6, 2009) and at the Euribor/Libor plus a spread based on the Company's credit rating. The commitments and obligations of the parties are those ordinarily assumed in syndicated financing transactions. In 2005 the Company drew down 1,300 million euros and 392 million dollars. In 2004, the Company drew down 500 million euros and 760 million dollars.

On November 26, 2004, Telefónica, S.A. and several branches of ABN Amro Bank N.V. entered into a credit facility agreement amounting to 377.08 million dollars, secured by the export credit agencies of Finland ("Finnvera") and Sweden ("EKN"), bearing fixed interest of 3.26% and with final maturity on November 15, 2010. The facility will be used to repay a maximum of 85% of the network equipment purchased by Telefónica Móviles Group companies from Ericsson and Nokia.

In the course of 2004, Telefónica, S.A. made one pre-payment and repayment in settlement of the 1,200 million euro syndicated loan arranged with various financial institutions in 1999. 120 million euros was prepaid on January 30 and 254.25 million euro repaid on February 19. Both payments were made to Banco Santander Central Hispano (BSCH) to settle tranche A of the aforementioned syndicated loan. The total amount drawn down at December 31, 2005 was 555.75 million euros.

11.4 Unused credit facilities

The "Loans and credit" balances relate only to amounts drawn down.

At December 31, 2005, Telefónica had undrawn credit facilities amounting to 4,397 million euros.

At December 31, 2005, Telefónica had also arranged, but not drawn down any amounts on, a syndicated loan of 18,000 million pounds sterling to acquire O2, Plc. The loan was arranged through Telefónica Europe, BV.

  The claimability of some financing arranged by Telefónica is subject to compliance with certain financial covenants. Telefónica complied with all these covenants at the date of preparation of these financial statements.

(12) PAYABLE TO GROUP AND ASSOCIATED COMPANIES

  12.1 The detail of this heading at December 31, 2005 and 2004 is as follows:

	Millions of euros
	2005			2004
	Long-term	Short-term	Total	Long-term	Short-term	Total
Loans	9,167.98	9,598.99	18,766.97	10,129.08	9,956.47	20,085.55
Accounts payable to Group companies for purchases and services	-	81.94	81.94	-	116.38	116.38
Accounts payable to subsidiaries due to taxation on consolidated basis	2,454.30	1,297.04	3,751.34	5,568.32	1,478.57	7,046.89
Total	11,622.28	10,977.97	22,600.25	15,697.40	11,551.42	27,248.82

  Total financing received from Telefónica Europe, B.V. at December 31, 2005 amounted to 9,982.33 million euros (compared with 11,269.72 million euros at December 31, 2004). These loans bear interest at market rates (Euribor plus a spread). The average interest rate in 2005 was 5.949% (compared with 5.76 % in 2004). The financing arranged includes associated costs as fees or premiums that are charged to the income statement as the financing. (see Note 8).

  In addition, at December 31, 2005, the Company had been granted financing from Telefónica Finanzas, S.A. amounting to 7,531.11 million euros (7,332.80 million euros at December 31, 2004), and from Telefónica de España, S.A.U., amounting to 1,042.39 million euros (unchanged from December 31, 2004).

  "Loans to Group companies" also includes accrued interest unpaid at December 31, 2005 amounting to 198.76 million euros (218.31 million euros at December 31, 2004).

  12.2 The detail of the short-term accounts payable to Group companies for purchases and services is as follows:

	Millions of euros
	2005	2004
Telefónica de España, S.A.U.	10.59	49.60
Telefónica de Contenidos, S.A.U.	10.16	13.17
Telefónica Móviles, S.A.	11.11	21.91
Telefónica Móviles España, S.A.U.	1.68	2.48
Terra Networks España, S.A.U.	6.97	3.39
Telefónica Holding Argentina, S.A.	7.83	6.11
Terra Lycos Intangibles, S.A.	13.54	-
Telefónica Investigación y Desarrollo, S.A.U.	2.81	0.60
Telefónica Gestión de Servicios Compartidos, S.A.U.	3.19	0.58
Other	14.06	18.54
Total	81.94	116.38

  12.3 The balance of "Accounts payable to subsidiaries due to taxation on a consolidated basis" includes basically accounts payable to these companies for their contribution of tax losses to the tax group headed by Telefónica, S.A. (see Note 14.2). The Company classifies this balance as short- or long-term on the basis of the projected maturity of the payments.

  The main amounts are those relating to Telefónica Internacional, S.A. (1,711.19 million euros), Telefónica Móviles España, S.A.U. (797.86 million euros), Telefónica Móviles, S.A. (784.72 million euros), Telefónica de Contenidos, S.A.U. (196.13 million euros) and Telefónica Data Corp, S.A.U. (195.83 million euros).
(13) DERIVATIVES

  In 2005 the Company continued to use derivatives both to limit interest rate and exchange risks on uncovered positions and to adapt its debt structure to market conditions.

  At December 31, 2005, the total outstanding balance of the derivatives portfolio was 39,350.03 million euros (40,361.81 million euros at December 31, 2004), of which 17,912.35 million euros related to interest rate and 21,437.68 million euros to exchange rate risk (24,069.84 million euros and 16,056.50 million euros, respectively, at December 31, 2004).

  It should be noted that at December 31, 2005, Telefónica S.A. had arranged transactions with financial institutions to hedge interest and exchange rate risks for other Telefónica Group companies amounting to 1,224.40 million euros and 6,883.79 million euros, respectively (1,482.64 million euros and 6,515.80 million euros, respectively, at December 31, 2004). In parallel, intragroup transactions identical to the external transactions intends and conditions, are entered into. Accordingly, they do not involve any risk for Telefónica S.A. External derivatives transactions not backed with identical intragroup transactions consist of hedges on net investment and future acquisition, that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.

  Most of the derivatives transactions are assigned directly to individual asset or liability positions in the balance sheet. The Company also has a transaction portfolio aimed at hedging financial risks. For this latter type of transactions, the net financial loss obtained in 2005 was 16.19 million euros (net financial gain of 123.80 million euros in 2004).

  The detail of the portfolio by type of derivative at December 31, 2005, is the following:

	Millions
	2005
Type of Risk	Value in	Telefónica receives		Telefónica pays
	euros	Value	Currency	Value	Currency
Euro interest rate swaps	10,893.99
Fixed to floating	2,147.19	2,147.19	EUR	2,147.19	EUR
Floating to fixed	8,269.43	8,269.43	EUR	8,269.43	EUR
Floating to floating	477.37	477.37	EUR	477.37	EUR
Foreing currency interest rate swap	2,331.49
Fixed to floating	550.99
USD/USD	550.99	650.00	USD	650.00	USD
Floating to fixed	1,780.50
USD/USD	789.05	930.84	USD	930.84	USD
MXN/MXN	169.24	2,151.83	MXN	2,151.83	MXN
	822.21	23,848.20	CZK	23,848.20	CZK
Exchange rate swaps	7,658.86
Fixed to fixed	2,779.38
USD/EUR	2,476.03	2,327.20	USD	2,476.03	EUR
EUR/CLP	303.35	242.57	EUR	183,405.15	CLP
Fixed to floating	379.66
EUR/CLP	20.21	16.49	EUR	12,217.00	CLP
EUR/USD	31.37	30.60	EUR	37.01	USD
USD/EUR	328.08	309.00	USD	328.08	EUR
Floating to fixed	1,405.77
EUR/BRL	104.36	96.99	EUR	288.17	BRL
EUR/MAD	91.68	89.87	EUR	1,000.00	MAD
USD/ARS	379.13	466.70	USD	1,356.11	ARS
USD/CLP	238.55	248.36	USD	144,227.31	CLP
USD/COP	294.67	330.06	USD	794,053.65	COP
USD/MXN	13.83	17.14	USD	175.90	MXN
USD/PEN	283.55	346.42	USD	1,148.84	PEN
Floating to floating	3,094.05
EUR/USD	1,090.25	1,060.72	EUR	1,286.17	USD
USD/EUR	542.14	589.75	USD	542.14	EUR
EUR/CZK	1,183.27	1,150.00	EUR	34,320.70	CZK
EUR/CLP	17.61	14.39	EUR	10,645.55	CLP
USD/MXN	260.78	325.36	USD	3,315.77	MXN
Forwards	12,213.07
EUR/USD	586.12	552.36	EUR	691.45	USD
USD/EUR	30.87	37.60	USD	30.87	EUR
EUR/BRL	210.35	206.52	EUR	580.84	BRL
EUR/CLP	259.77	220.07	EUR	157,055.95	CLP
EUR/CZK	690.76	674.74	EUR	20,035.36	CZK
EUR/GBP	1,270.97	1,278.30	EUR	870.99	GBP
GBP/EUR	8,081.76	5,500.00	GBP	8,081.76	EUR
USD/ARS	224.05	270.13	USD	801.41	ARS
ARS/USD	93.35	322.43	ARS	110.13	USD
USD/CLP	102.33	120.00	USD	61,870.20	CLP
CLP/USD	101.72	61,745.00	CLP	120.00	USD
USD/MXN	561.02	660.39	USD	7,132.93	MXN
Subtotal	33,097.41
Notional amounts of structured products with options	euros	Notional
Interest rate options	4,686.87
Caps & Floors	4,607.54
External counterparties US DOLLAR	1,123.17	1,325.00	USD
EURO CURRENCY	3,484.37	3,484.37	EUR
Swaptions	79.33
EURO CURRENCY	79.33	79.33	EUR
Currency options	1,565.75
External counterparties USD/EUR	839.09	989.87	USD
USD/ARS	571.20	673.85	USD
USD/MXN	155.46	183.40	USD
Subtotal	6,252.62
TOTAL	39,350.03

  The detail of the portfolio by type of derivative at December 31, 2004 is the following:

	Millions
	2004
Type of Risk	Value	Telefónica receives		Telefónica pays
	in euros	Value	Currency	Value	Currency
Euro interest rate swaps	13,437.99
Fixed to floating	2,951.90	2,951.90	EUR	2,951.90	EUR
Floating to fixed	9,719.37	9,719.37	EUR	9,719.37	EUR
Floating to floating	766.72	766.72	EUR	766.72	EUR
Foreing currency interest rate swap	2,446.70
Fixed to floating	1,554.15
USD/USD	1,367.01	1,862.00	USD	1,862.00	USD
MXN/MXN	187.14	2,871.43	MXN	2,871.43	MXN
Floating to fixed	892.55
USD/USD	705.41	960.84	USD	960.84	USD
MXN/MXN	187.14	2,871.43	MXN	2,871.43	MXN
Exchange rate swaps	9,506.86
Fixed to fixed	2,670.89
USD/EUR	2,405.03	2,214.85	USD	2,405.03	EUR
EUR/CLP	265.86	267.27	EUR	201,848.65	CLP
Fixed to floating	1,407.31
ARS/USD	91.77	363.45	ARS	125.00	USD
BRL/EUR	96.99	288.17	BRL	96.99	EUR
CLP/EUR	242.57	183,405.15	CLP	242.57	EUR
COP/USD	114.79	392,123.65	COP	156.36	USD
EUR/CLP	16.10	16.49	EUR	12,217.00	CLP
EUR/USD	27.17	30.60	EUR	37.01	USD
MAD/EUR	33.76	349.09	MAD	33.76	EUR
MXN/USD	25.17	348.46	MXN	34.29	USD
PEN/USD	227.59	1,073.29	PEN	310.00	USD
USD/EUR	531.40	543.83	USD	531.40	EUR
Floating to fixed	733.21
EUR/BRL	79.70	96.99	EUR	288.17	BRL
EUR/MAD	31.09	33.76	EUR	349.09	MAD
EUR/USD	85.38	126.21	EUR	116.29	USD
USD/ARS	89.57	125.00	USD	363.45	ARS
USD/CLP	64.20	80.36	USD	48,745.31	CLP
USD/COP	120.47	156.36	USD	392,123.65	COP
USD/MXN	22.71	34.29	USD	348.46	MXN
USD/PEN	240.09	310.00	USD	1,073.29	PEN
Floating to floating	4,695.45
EUR/USD	1,422.80	1,807.87	EUR	1,937.99	USD
USD/EUR	2,785.78	2,888.25	USD	2,785.78	EUR
CLP/EUR	30.88	22,862.55	CLP	30.88	EUR
EUR/CLP	14.02	14.39	EUR	10,645.55	CLP
USD/MXN	209.98	316.00	USD	3,221.87	MXN
MXN/USD	231.99	3,221.87	MXN	316.00	USD
Forwards	4,516.31
USD/EUR	1,683.62	2,174.50	USD	1,683.62	EUR
EUR/USD	1,656.91	1,740.03	EUR	2,256.87	USD
USD/PEN	48.21	65.00	USD	215.52	PEN
PEN/USD	47.72	215.52	PEN	65.00	USD
USD/COP	126.17	155.00	USD	410,705.00	COP
COP/USD	84.43	305,265.00	COP	115.00	USD
USD/BRL	86.79	111.07	USD	313.78	BRL
BRL/USD	81.54	313.78	BRL	111.07	USD
USD/CLP	260.14	317.39	USD	197,507.50	CLP
CLP/USD	233.02	197,507.50	CLP	317.39	USD
USD/ARS	105.42	139.41	USD	427.76	ARS
ARS/USD	102.34	427.76	ARS	139.41	USD
Subtotal	29,907.86
Notional amounts of structured products with options	euros	Notional
Interest rate options	8,185.15
Caps & Floors	8,026.49
External counterparties US DOLLAR	972.77	1,325.00	USD
EURO CURRENCY	6,869.38	6,869.38	EUR
Intermediated Group companies US DOLLAR	184.34	251.10	USD
Swaptions	79.33
EURO CURRENCY	79.33	79.33	EUR
Interest rate options	79.33	79.33	EUR
Currency options	2,033.33
USD/EUR	1,833.93	2,498.00	USD
USD/ARS	199.40	271.60	USD
Equity options	235.47
Subtotal	10,453.95
TOTAL	40,361.81

  Note: The equity option position included call spread positions on 3 million shares of treasury stock with strike prices of 12.62 and 13.82 euros and call options bought on 5 million shares of treasury stock with a strike price of 13.52 euros

  The detail, by average maturity, of hedging transactions carried out in 2005 and 2004 is the following:

	2005
		Up to	From 1 to 3	From 3 to 5	Over
Hedged underlying item	Amount	1 year	years	years	5 years
With underlying instrument
Promissory notes	-	-	-	-	-
Loans	11,295.66	1,291.21	2,129.83	2,380.69	5,493.93
In national currency	9,038.91	1,082.78	1,329.41	1,425.72	5,201.00
In foreign currencies	2,256.75	208.43	800.42	954.97	292.93
Debentures and MTN bonds	6,374.40	364.73	1,135.41	4,765.09	109.17
In national currency	2,475.72	338.09	1,135.41	893.05	109.17
In foreign currencies	3,898.68	26.64	-	3,872.04	-
Liabilities	21,679.97	15,707.84	1,786.09	2,594.36	1,591.68
Swaps	7,901.15	1,929.02	1,786.09	2,594.36	1,591.68
Currency options	1,565.75	1,565.75	-	-	-
Interest rate options	-	-	-	-	-
Forward	12,213.07	12,213.07	-	-	-
Total	39,350.03	17,363.78	5,051.33	9,740.14	7,194.78

  The debentures and bonds hedged related to those issued both by Telefónica, S.A. and by Telefónica Europe B.V.

	2004
		Up to	From 1 to 3	From 3 to 5	Over
Hedged underlying asset	Amount	1 year	years	years	5 years
With underlying instrument
Promissory notes	-	-	-	-	-
Loans	18,932.23	6,540.81	3,297.93	6,564.53	2,528.96
In national currency	14,264.69	5,762.10	1,805.44	4,692.52	2,004.63
In foreign currencies	4,667.54	778.71	1,492.49	1,872.01	524.33
Debentures and MTN bonds	14,070.19	7,073.08	640.85	1,554.28	4,801.98
In national currency	7,943.46	4,582.63	640.85	1,289.98	1,430.00
In foreign currencies	6,126.73	2,490.45	-	264.30	3,371.98
Liabilities	7,123.92	6,640.14	270.30	-	213.48
Swaps	574.28	91.34	269.46	-	213.48
Currency options	2,033.33	2,033.33	-	-	-
Interest rate options	-	-	-	-	-
Forward	4,516.31	4,515.47	0.84	-	-
Shares	235.47	235.47	-	-	-
Total	40,361.81	20,489.50	4,209.08	8,118.81	7,544.42

  Note: The equity option position included call spread positions on 3 million shares of treasury stock with strike prices of 12.62 and 13.82 euros and call options bought on 5 million shares of treasury stock with a strike price of 13.52 euros.

  The fair value of Telefónica, S.A.'s derivatives portfolio at December 31, 2005 was equivalent to a liability of 966.15 million euros (1,214.93 million euros at December 31, 2004). The detail by type of derivatives is as follows:

	Millions of euros
	2005	2004

Interest rate hedge	(48.64)	(58.58)
Exchange rate hedge	852.94	743.88
Interest and exchange rate hedge	161.85	529.63
Total	966.15	1,214.93

(14) TAX MATTERS

  Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. A total of 48 companies formed the consolidated tax group in 2005.

  14.1 Deferred tax assets and liabilities

  The detail and movements of Telefónica's deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	Deferred tax assets	Intercompany deferred tax assets	Intercompany deferred tax liabilities
	Long-term	Long-term	Long-term
Balance at 12/31/03	80.18	-	39.34

Reversal	(8.62)	-	(0.24)
Arising in the year	7.78	31.96	7.57
Other changes	6.25	-	0.25
Balance at 12/31/04	85.59	31.96	46.92
Reversal	(35.14)	(31.61)	(3.90)
Arising in the year	4.04	-	-
Balance at 12/31/05	54.49	0.35	43.02

  Telefónica's deferred tax assets relate mainly to accounting provisions recorded for investments in companies with negative underlying book values.

  The other intercompany timing differences relate to the effects of consolidated taxation.

     14.2 Taxes payable and tax receivables

  The detail of these headings at December 31, 2005 and 2004 is as follows:
	Millions of euros
	Balance at	Balance at
	12/31/05	12/31/04
Tax payables:
Long-term tax payables:	43.02	46.92
Deferred tax liabilities	43.02	46.92
Short-term tax payables:	26.23	17.31
Personal income tax withholdings	3.90	2.37
Withholding on investment income and other	21.37	14.94
Accrued social security taxes	0.96	-
Total	69.25	64.23
	Millions of euros
	Balance at	Balance at
	12/31/05	12/31/04
Tax receivables:
Long-term tax receivables: (Note 7)	3,255.69	4,343.19
Deferred tax assets	54.84	117.55
Long-term tax loss carryforwards	3,200.85	4,225.64
Short-term tax receivables:	61.60	27.89
Tax withholdings	15.04	11.62
Corporate income tax refundable	0.32	0.32
Taxes recoverable and other	4.82	-
VAT and Canary Islands general indirect tax refundable	41.42	15.95
Total	3,317.29	4,371.08

  At December 31, 2005 the tax group had tax loss carryforwards pending application amounting to 11,143.96 million euros. Of this total, 332.43 million euros were generated in 2003 and 10,811.52 million euros in 2002. These losses must be applied within 15 years. The balance at December 31, 2005 includes tax loss carryforwards amounting to 3,152.35 million euros corresponding to tax losses of 9,006.71 million euros that have yet to be offset.

  14.3 Reconciliation of book profit to taxable income and calculation of corporate income tax charge and the net tax refundable.

  The detail of the calculation of corporate income tax charge and the net tax refundable for 2005 and 2004 is as follows.

	Millions of euros
	2005	2004
Book profit before taxes	1,652.01	1,165.32
Permanent differences	(1,814.73)	(1,484.74)
Timing differences
Arising in the year	12.12	22.24
Arising in prior years	(36.25)	(24.62)
Tax base	(186.85)	(321.80)
Gross tax payable	(65.40)	(112.63)
Tax credits capitalized	(34.19)	(29.32)
Corporate income tax refundable	(99.59)	(141.95)
Timing differences	8.45	0.83
Corporate income tax accrued in Spain	(91.14)	(141.12)
Foreign taxes	5.07	3.91
Adjustments to prior year's corporate income tax expense	(16.31)	1.13
Total income tax	(102.38)	(136.08)

  The tax credits taken relate basically to double taxation.

  The permanent differences relate mainly to investment writedown provisions recorded by the tax group companies included in the consolidated corporate income tax return to avoid duplication, since these companies recorded the tax asset in their individual financial statements, to dividends received from tax group companies or foreign companies taxed at source and to non-deductible provisions.

  The detail of changes in timing differences in 2005 is as follows:

Millions of euros
Timing differences:
Commitments to employees	5.55
Period provisions	(29.68)
Total	(24.13)

  Taxes incurred abroad relate mainly to corporate income tax borne by the permanent establishment in Argentina.

  14.4 On September 25, 2002, tax audits commenced at several of the companies included in tax group 24/90 of which Telefónica, S.A. is the parent company. The taxes subject to review are corporate income tax (for the years 1998 to 2000), VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax (1998 to 2001). The Company expects that the Tax and Treasury Court will rule in favor of the appeals filed against the aforementioned assessments, and therfore it does not anticipate the need to record any significant liabilities for this concept in its financial statements.

The years open for review by the tax authorities for the main applicable taxes since the latest tax audit, which ended in 2005, are from 2002 for tax withholdings and prepayments relating to personal income tax, tax on investment income, property tax, non-resident income tax and VAT, from 2001 for corporate income tax, and the last five years for the taxes applicable to the Company's permanent establishment in Argentina.

The Company does not expect that any additional material liabilities will materialize from future audits of the years open to review.

In respect of the sale of the shareholding in Lycos Inc. previously owned by Terra Networks, S.A., Terra Networks, S.A. (now Telefónica, S.A.) recorded a tax credit of 272 million euros in 2004. This tax credit arises from the difference between the sale price of Lycos Inc. shares (89 million euros) and the value recorded for the capital increase through which the company was acquired, less the restatements (essentially charges to the investment writedown provision) which were already tax deductible prior to the sale.

The Company has also commenced formal procedures to seek authorization to recognize greater tax losses, up to a maximum amount of 7,418 million euros for 2004 as a result of applying, as taxable acquisition cost, the price obtained by using the market value of the Lycos Inc. shares acquired rather than their book value, pursuant to the provisions of Article 159 of the Spanish Corporation Law. However, in view of the opposition of the tax authorities in response to tax queries raised in similar cases and the uncertainty surrounding the final decision to be adopted at the date on which the statements were drawn up, the effect of this adjustment is not taken into account in these financial statements.

(15) OTHER NON-TRADE PAYABLES

  The balance of this heading relates mainly to compensation payable, to other payables relating to fixed asset purchases and to the amount payable for certified construction work on the Telefónica Group's new headquarters. It also includes provisions for commitments assumed that are due to be settled within the next 12 months.

(16) REVENUES AND EXPENSES

  16.1 Operating revenues

  The revenues from sales and services in 2005 and 2004 related to sales to Group companies and, principally, to the Company's management contract with Telefónica de Argentina, S.A.

  In November 1990 Telefónica and Telefónica Argentina, S.A. entered into a renewable management agreement expiring in 2003 which regulates the consultancy and advisory services provided by Telefónica and the price of such services. Revenues received for this concept in 2005 and 2004 totaled 28.73 million euros and 20.85 million euros, respectively, and are recorded under "Net sales to Group companies" in the accompanying income statement.

  "Non-core and other current operating revenues - Group companies" relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion. The amount mainly includes billings to Telefónica Móviles España, S.A.U. for 32.63 million euros (39.65 million euros in 2004) and to Telefónica de España, S.A.U. for 28.01 million euros (32.81 million euros in 2004).

  Operating revenues also include income from property leases (see Note 6) amounting to 7.30 million euros (6.32 million euros in 2004).

  16.2 Personnel expenses and employee benefits

The detail of "Personnel expenses" is as follows:

Item	2005	2004

Wages and salaries	87.29	75.40
Pension plans (Note 4.h)	2.73	2.30
Employee welfare expenses and other	16.44	17.24
Total	106.46	94.94

"Wages and salaries" includes the indemnities paid to five senior executives that left the Company in 2005, as provided for in their senior management contracts.

The senior management contracts signed with members of the Executive Committee generally provide for severance pay equivalent to three years of salary plus another year based on years of service at the Company. The annual salary on which the indemnity is based is the director's last fixed salary and the average amount of the last two variable payments received pursuant to the terms of the contract.

  Compensation systems linked to share market price

 At year end 2005, Telefónica had no remuneration systems tied to the market price of the Company's shares. However, as a result of its merger and takeover of Terra Networks, S.A., the Company has assumed the obligations of the former Terra Networks, S.A. with respect to its stock options plan.

    Terra Networks, S.A. stock option plan (now assumed by Telefónica, S.A.)

  The main features of the plan are as follows:

      Each option entitles the employee to acquire one share in Terra Networks, S.A. (now shares in Telefónica, S.A.) at a strike price established at the time the options are granted.

      The options are open for exercise within four to six years following the grant date.

      The exercise of the options is contingent upon the beneficiary remaining an employee of the Terra Group (now the Telefónica Group).

      At the exercise date, the options may be settled either Telefónica, S.A. equity settled, once the beneficiary has paid the option strike price, or cash settled.

  The total number of outstanding options at December 31, 2005 was 117,900. The changes in 2005 and 2004 are as follows:

	Number of options	Average strike price
Options outstanding at December 31, 2003	6,438,696	14.70
Operations expired/cancelled	(4,054,876)
Options outstanding at December 31, 2004 (on Terra shares)	2,383,820	14.21
Equivalent options outstanding at December 31, 2004 (on Telefónica shares)	529,738	63.95
Options exercised	33,276
Options expired/cancelled	(445,114)
Options outstanding at December 31, 2005	117,900	28.28

    Terra Networks, S.A. stock option plan, resulting from its assuming Lycos, Inc.'s stock option plans (now assumed by Telefónica, S.A.).

  The main features of the plan are as follows:

      Each of the options entitles the holder to acquire one share of Terra Networks, S.A. (now Telefónica, S.A.) at the strike price established at the time the options are granted.

      The options are open to exercise within ten years of the year in which it was granted.

      At the exercise, the options will be settled via the delivery of shares of Telefónica, S.A., once the beneficiary has paid the option strike price.

  The total number of options outstanding at December 31, 2005 was 527,425. The changes in 2005 and 2004 are as follows:

	Number of options	Average strike price
Options outstanding at December 31, 2003	19,272,198	USD 20.77
Options exercised	(1,089,238)
Options expired/cancelled	(7,319,721)
Options outstanding at December 31, 2004 (on Terra shares)	10,863,239	USD 20.39
Equivalent options outstanding at December 31, 2004 (on Telefónica shares)	2,414,053	USD 91.76
Options exercised	(161,982)
Options expired/cancelled	(1,724,646)
Options outstanding at December 31, 2005	527,425	USD 59.57

    Termination of the TIES Program

  February 15, 2005 was the third and final exercise date for the TIES Program, a compensation plan based on the Telefónica S.A. share price involving share subscriptions and granting of share options, targeted at non-executive personnel of Telefónica group and created by resolutions of the Shareholders' Meeting of April 7, 2000. However, as the initial reference value was higher than the market price at that time, there were no exercisable options and therefore all options were expired and cancelled and the TIES program was terminated.

  Accordingly, the shares which were acquired in the past as the initial assignment to participate in the program ceased to be covered by it.

  In February 2005, in accordance with a report issued by the Board of Directors on the resolutions adopted by the Shareholders' Meeting on April 7, 2000, in connection with item IX on the agenda (relating to the establishment of the TIES Program), Telefónica, S.A. acquired 34,760,964 shares from the two financial institutions acting as agents for the plan. These institutions had subscribed and fully paid in these shares when they were issued with the intention that they would subsequently be delivered to the plan's beneficiaries. They were held as treasury stock.

  Finally, in the Ordinary General Meeting on May 31, 2005 the sahreholders approved a reduction through the cancellation of the aforementioned 34,760,964 treasury shares. The deed ratifying the capital reduction was granted on June 6, 2005 and the 34,760,964 shares of Telefónica, S.A. treasury stock were cancelled. The Company's capital stock was thus reduced by a par value of 34,760,964 euros and Article 5 of the bylaws relating to the value of capital stock reworded accordingly. The cancelled shares were excluded from official listing on June 9, 2005 (see Note 9).

  16.3 Average number of employees

Category	2005	2004
University graduates and other line personnel	505	504
Junior college graduates and technicians (draftsmen)	4	5
Supervisors and data processing assistants	143	157
Building and services personnel	1	2
Total	653	668

  The total number of employees at December 31, 2005, was 678 (622 at December 31, 2004).

  16.4 Other interest on accounts payable and similar expenses and revenues from other equity investments and loans

  The detail of these headings is as follows:

	2005	2004
Debentures, bonds and other marketable debt securities	213.84	206.97
Euro loans and credits	777.52	672.61
Foreign currency loans	396.11	336.94

Total interest on accounts payable and similar expenses	1,387.47	1,216.52
Interest on loans to subsidiaries and associates	1,016.40	968.95
Revenues from investments in local currency	3.62	39.13
Revenues from financial derivatives	1.16	92.76
Total revenues from other equity investments and loans	1,021.18	1,100.84

  873.92 million euros and 891.56 million euros of the expenses related to interest on accounts payable to Group companies in 2005 and 2004, respectively (see Note 16.8).

  16.5 Exchange rate differences

  The detail of exchange losses charged against income is as follows:

	2005	2004
Repayment of loans maturing in the year	118.05	12.61
Potential losses in the current and subsequent years	678.92	192.18
Current operations and derivatives	503.08	446.99
Total	1,300.05	651.78

  The detail of exchange gains credited to income is as follows:

	2005	2004
Repayment of loans maturing in the year	79.98	6.44
Adjustment of foreign loans	329.62	395.14
Current operations and derivatives	824.57	303.60
Total	1,234.17	705.18

  The change in exchange gains and exchange losses in 2005 with respect to 2004 was due mainly to significant fluctuations in the US$/euro exchange rate (the dollar gained 15.46% in 2005 after losing 7.28% in 2004), which was offset by the effect of hedges arranged for this purpose.

  16.6 Extraordinary revenues

  This heading in the accompanying income statement relates to non-recurring revenues obtained by the Company during the year. The detail is as follows:

	2005	2004
Gains on fixed asset disposals	82.89	16.26
Gains on treasury stock transactions	343.74	-
Other extraordinary revenues	50.76	0.51
Total	477.39	16.77

  "Gains on fixed asset disposals" mainly include the gains realized on the disposal of Terra Group companies in Latin America and on the sale of 4,300,000 shares in Telefónica Publicidad e Información, S.A., which came to 45.99 million euros and 28.65 million euros, respectively. Also included is the gain of 1.18 million euros realized on the sale of 611,824 Portugal Telecom shares (see Note 7.5) and on the gains of 5.26 million euros on the disposal of property, plant and equipment (see Note 6).

  On the 2004 income statement, the main revenues included under this heading were the gains on the disposal of holdings in Corporación Admira Media, S.A.U. and Telefónica Procesos y Tecnología de la Información, S.A.U. (4.12 million euros and 5.70 million euros, respectively, see Note 7.5.b), as well as gains on the disposal of property, plant and equipment (6.09 million euros) as part of the real estate divestment process under way at the Telefónica Group (see Note 6).

  Gains on treasury stock transactions realized in 2005 include the income of 286.21 million euros generated in the distribution of share premium via the delivery to Telefónica, S.A. shareholders of shares in the Company held as treasury stock (see Note 9).

  In 2005, the Company reversed 36.38 million euros from the provision for contingencies and expenses established to cover the negative underlying book value of investments in Group companies (see Note 4.d), mainly as a result of the increase in the net worth of Terra Networks España, S.A. following the merger of Telefónica, S.A. and Terra Networks, S.A. (see Note 7.3).

  16.7 Extraordinary expenses

  The detail of extraordinary expenses is as follows:

	2005	2004
Prior year losses	0.78	0.64
Losses on long-term investments	7.39	0.04
Gains on treasury stock transactions	7.98
Transfer to provisions for treasury stock charged against income (see Note 9.a)	37.57	-
Other extraordinary expenses	32.50	69.02
Total	86.22	69.70

  "Other extraordinary expenses" relate to non-recurrent expenses that are not related to the Company's usual activities. In 2004, Bidland Systems Inc. and TI Capital Management, LLC reached a final agreement with Katalyx, Inc. and Telefónica, S.A. to resolve in court the two claims filed by the former alleging breach of certain contractual obligations assumed in respect of the creation of a joint venture. Under this agreement, the damages initially sought were reduced to 38 million dollars and each party undertook to bear its respective lawyers' fees. The 15.31 million euros expense borne by Telefónica, S.A. in this connection were recorded under other extraordinary expenses.

  16.8 Transactions with Group companies

  Telefónica's main transactions with Group companies in 2005 and 2004 were as follows:

	2005	2004
Dividends received	1,692.90	795.41
Accrued interest	1,016.25	968.32
Financial expenses (Note 16.4)	(873.92)	(891.56)
Acquisitions of goods and services from the Telefónica Group	(71.04)	(50.45)
Telefónica de Argentina management fee transferred to Telefónica de España	(1.08)	(1.04)

  The dividends received in 2005 include most notably the 1,029.15 million euro dividend paid by Telefónica de España, S.A.U. (165.15 million euros in 2004), the 593.97 million euro dividend paid by Telefónica Móviles, S.A. (565.22 million euros in 2004) and the payment of 66.17 million euros (55.14 million euros in 2004) by Telefónica Publicidad e Información, S.A.

  The accrued interest in 2005 mostly included 367.89 million euros on the loans granted to Telefónica de España, S.A.U. (419.84 million euros in 2004), 439.27 million euros on the loans granted to Telefónica Móviles, S.A. (318.17 million euros in 2004) and 116.86 million euros (127.70 million euros in 2004) on the loans granted to Telefónica de Contenidos, S.A.U.

  The financial expenses paid to Group companies mostly include the those arising from the financing received from Telefónica Europe, B.V. and Telefónica Finanzas, S.A.U., the cost of which was 629.84 million euros and 219.17 million euros, respectively, in 2005 (689.37 million euros and 177.50 million euros, respectively, in 2004) (see Note 12.1).

(17) DIRECTORS' COMPENSATION AND OTHER BENEFITS

  Directors' compensation and other benefits

The compensation of Telefónica, S.A.'s directors is governed by Article 28 of the bylaws, which states that the compensation paid by the Company to its directors shall be determined by the Shareholders' Meeting and shall remain in force until the Shareholders' Meeting resolves to change it. The Board of Directors is responsible for setting the exact amount to be paid within the stipulated limits and distributing it among the directors. In this regard, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Directors' advisory or control committees.

Therefore, the compensation of Telefónica's directors in their capacity as members of the Board of Directors and/or of the Standing Committee and the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board's advisory or control committees. In addition, executive directors receive the appropriate amounts for discharging their executive duties as stipulated in their respective contracts.

In 2005 the members of the Board of Directors of Telefónica, S.A. earned the following total compensation for discharging their duties as such: Fixed payments of 4,578,161.61 euros (including the compensation earned as members of the Boards of Directors or of the advisory or control committees of other Telefónica Group companies) and attendance fees of 228,394.18 for attending the Board of Directors advisory committee meetings (including fees for attending Board advisory committee meetings of other Telefónica Group companies).

In their capacity as company executives, the executive directors César Alierta Izuel, Antonio J. Alonso Ureba (who left Telefónica group on September 30, 2005), Luis Lada Díaz, Julio Linares López (appointed director of Telefónica, S.A. on December 21, 2005), Mario E. Vázquez and Antonio Viana-Baptista received: 7,422,040.98 euros in salaries and variable compensation; 169,541.43 euros in compensation in kind, which included life insurance premiums; and 47,000.00 euros in contributions made to Company-sponsored pension plans.

The detail of the compensation and benefits received by Telefónica's directors in 2005 is as follows:

Board of Directors. Fixed payment for each director (in euros):

Position	2005
Chairman	240,000.00
Vice Chairmen	200,000.00
Directors (1):
Executives	120,000.00 (*)
Nominee directors	120,000.00
Independent directors	120,000.00

(1) One of the directors, non-resident in Spain, receives an additional annual payment of 60,101.16 euros due to the key importance to the company of his experience and dedication in Latin America

(*) Antonio Alonso Ureba left the Telefónica Group on September 30, 2005, having received fixed compensation to that date of 90,000 euros.

Standing Committee. Fixed payment for each director forming part of the Standing Committee, by post (in euros):

Position	2005
Chairman	80,000.04
Vice chairman	80,000.04
Directors	80,000.04 (*)
(*) Antonio Alonso Ureba left Telefónica Group on September 30, 2005, having received compensation to that date of 60,000 euros.

Directors receive no attendance fees for Board and Standing Committee meetings.

Other Board committees.

    Fixed payment for each director forming part of one of the Board committees, by post (in euros):

Position	2005
Chairman	20,000.00
Members	10,000.00

    Total fees paid to directors in 2005 for attending meetings of the advisory or control committees (in euros):

Committee	2005
Audit and Control	Attendance fee per meeting: 1,250.00
Number of meetings paid: 12
Total paid: 51,250.00
Appointments and Compensation and Good Governance	Attendance fee per meeting: 1,250.00
Number of meetings paid: 11
Total paid: 43,750.00
Human Resources and Corporate Reputation	Attendance fee per meeting: 1,250.00
Number of meetings paid: 6
Total paid: 27,500.00
Regulation	Attendance fee per meeting: 1,250.00
Number of meetings paid: 10
Total paid: 41,250.00
Service Quality and Commercial Service	Attendance fee per meeting: 1,250.00
Number of meetings paid: 4
Total paid: 15,000.00
International Affairs	Attendance fee per meeting: 1,250.00
Number of meetings paid: 6
Total paid: 31,086.10

  Executive directors. The total paid to executive directors César Alierta Izuel, Antonio J. Alonso Ureba (who left Telefónica group on September, 30 2005), Luis Lada Díaz, Julio Linares López (appointed director of Telefónica, S.A. on December 21, 2005), Mario E. Vázquez and Antonio Viana-Baptista for performing their functions as group executives by concept (in euros) was the following (Julio Linares López is included solely for the compensation received from the month of his appointment as director):

Items	2005
Salary	3,572,766.84
Variable compensation	3,849,274.14
Compensation in kind	169,541.43
Contributions to pension plans	47,000.00

  In addition, it should be noted that the non-executive directors do not receive and did not receive in 2005 any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to share market price.

  The Company does not grant and did not grant in 2005 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market.

  Finally, the six Company directors who are members of the Catalonia, Andalusia and Valencia advisory committees received a total amount of 84,999.77 euros in 2005.

  The nine directors who became senior executives of the Company in December 2005-in accordance with the provisions of Royal Decree-Law 377/1991, March 15 director is understood to be general managers or similar who perform senior management functions and report directly to the Management Bodies, Executive Committees or CEOs of the listed company - excluding those who are members of the Board of Directors were paid a total in 2005 for all items of 7,715,244.43 million euros. One of these directors, Julio Linares López, is only included in the compensation paid from January to November 2005 as he was appointed to the Board in December.

  Detail of the equity investments in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors on their own behalf or on behalf of third parties

Pursuant to Article 127 ter. 4 of the Spanish Corporation Law, introduced by Law 26/2003, July 17 which amends Securities Market Law 24/1988, and the revised Spanish Corporation Law, in order to reinforce the transparency of listed corporations, we have included below details of the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Telefónica, S.A., in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge in them:
Owner	Investee	Activity	% of ownership[1]	Position
Isidro Fainé Casas	Abertis Infraestructuras, S.A.	Telecommunications	< 0.01%	Chairman
Maximino Carpio García	Telefónica Móviles, S.A.	Telecommunications	< 0.01%	Director
Miguel Horta e Costa	Portugal Telecom, SGPS S.A.	Telecommunications	< 0.01%	Executive chairman
Luis Lada Díaz	Telefónica Móviles S.A.	Telecommunications	< 0.01%	Director
	Sogecable S.A.	Television, telecommunications and audiovisual production services	< 0.01%	Director
Julio Linares López	Telefónica Móviles, S.A.	Telecommunications	< 0.01%	--
Antonio Massanell Lavilla	Telefónica Móviles S.A.	Telecommunications	< 0.01%	Director
Enrique Used Aznar	Amper, S.A.	Telecommunications equipment supplier	0.39%	Chairman
Antonio Viana-Baptista	Telefónica Móviles, S.A.	Telecommunications	< 0.01%	Executive Chairman
	PT Multimedia-Serviços de Telecomunicaçoes e Multimedia, SGPS, S.A.	Internet	< 0.01%	--
	Portugal Telecom, SGPS S.A.	Telecommunications	< 0.01%	Director

1 <0.01% is shown if the holding is less than 0.01% of capital

The table below, in accordance with the same Law, gives details of activities carried out, on their own account or on behalf of third parties, by the various members of the Company Board of Directors that are identical, or similar or complementary to the corporate purpose of Telefónica, S.A.:
Name	Activity carried out	Arrangement under which activity is performed[2]	Company through which activity is performed	Positions held or functions performed
Isidro Fainé Casas	Telecommunications	As behalf of third parties o employee	Abertis Infraestructuras, S.A.	Chairman
Gregorio Villalabeitia Galarraga	Telecommunications	As behalf of third parties o employee	Telefónica Internacional, S.A.	Director
José Fernando de Almansa Moreno-Barreda	Telecommunications	As behalf of third parties o employee	Telefónica Móviles, S.A.	Director
	Telecommunications	As behalf of third parties o employee	Telefónica del Perú, S.A.A.	Director
	Telecommunications	As behalf of third parties o employee	Telefónica de Argentina, S.A.	Director
	Telecommunications	As behalf of third parties o employee	Telecommunications de Sao Paulo, S.A.	Director
	Telecommunications	As behalf of third parties o employee	Telefónica Internacional, S.A.	Director
Maximino Carpio García	Telecommunications equipment provider	As behalf of third parties o employee	Abengoa, S.A.	Member of Advisory Committee
	Telecommunications	As behalf of third parties o employee	Telefónica Móviles, S.A.	Director
Alfonso Ferrari Herrero	Telecommunications	As behalf of third parties o employee	Compañía de Telecommunications de Chile, S.A.	Director
	Telecommunications	As behalf of third parties o employee	Telefónica de Perú, S.A.A.	Director
	Telecommunications	As behalf of third parties o employee	Telefónica Internacional, S.A.	Director
Miguel Horta e Costa	Telecommunications	As behalf of third parties o employee	Portugal Telecom, SGPS S.A.	Executive Chairman
	Telecommunications	As behalf of third parties o employee	PT Comunicações, S.A.	Executive Chairman
	Telecommunications	As behalf of third parties o employee	PT Multimedia-Serviços de Telecomunicações e Multimédia, SGPS, S.A.	Chairman
	Telecommunications	As behalf of third parties o employee	TMN-Telecomunicações Móveis Nacionais, S.A.	Chairman
	Telecommunications	As behalf of third parties o employee	PT Movéis-Serviços de Telecomunicações e Multimedia, SGPS, S.A.	Chairman
	Telecommunications	As behalf of third parties o employee	PT Sistemas de Informaçao, S.A.	Chairman
	Telecommunications	As behalf of third parties o employee	PT Corporate-Solucões Empresariais de Telecomunicações e Sistemas, S.A.	Chairman
	Telecommunications	As behalf of third parties o employee	PT Compras-Serviços de Consultoría e Negociaçao, S.A.	Chairman
	Telecommunications	As behalf of third parties o employee	PT Investimentos Internacionais-Consultoría Internacional, S.A.	Chairman
Gonzalo Hinojosa Fernández de Angulo	Telecommunications	As behalf of third parties o employee	Telefónica Internacional, S.A	Director
Luis Lada Díaz	Telecommunications	As behalf of third parties o employee	Telefónica de España, S.A.	Executive Chairman
	Telecommunications	As behalf of third parties o employee	Telefónica Móviles, S.A.	Director
	Television, telecommunications and audiovisual production services	As behalf of third parties o employee	Sogecable, S.A.	Director
	Telecommunications	As behalf of third parties o employee	Telefónica Internacional, S.A.	Director
	Telecommunications	As behalf of third parties o employee	Cesky Telecom, a.s.	Vice Chairman of Supervisory Board
Julio Linares López	Telecommunications equipment provider	As behalf of third parties o employee	Teleinformática y Comunicaciones, S.A. (TELYCO)	Chairman
	Telecommunications	As behalf of third parties o employee	Cesky Telecom, a.s.	Chairman del Supervisory Board
	Telecommunications	As behalf of third parties o employee	Telefónica de España, S.A.	Director
	Telecommunications	As behalf of third parties o employee	Telefónica DataCorp, S.A.	Director
	Telecommunications	As behalf of third parties o employee	Telefónica Data España, S.A.	Director
Antonio Massanell Lavilla	Telecommunications	As behalf of third parties o employee	Telefónica Móviles, S.A.	Director
Enrique Used Aznar	Telecommunications equipement provider	As behalf of third parties o employee	Amper, S.A.	Chairman
	Telecommunications	As behalf of third parties o employee	Telecommunications de Sao Paulo, S.A.	Director
	Telecommunications	As behalf of third parties o employee	Telefónica de Perú, S.A.A.	Director
	Telecommunications	As behalf of third parties o employee	Telefónica Internacional, S.A.	Director
	Telecommunications	As behalf of third parties o employee	Telefónica Internacional, S.A.	Director
Mario Eduardo Vázquez	Telecommunications	As behalf of third parties o employee	Telefónica de Argentina, S.A.	Chairman
	Telecommunications	As behalf of third parties o employee	Telefónica Holding de Argentina, S.A.	Vice Chairman
	Telecommunications	As behalf of third parties o employee	Compañía Internacional de Telecommunications, S.A.	Vice Chairman
	Telecommunications	As behalf of third parties o employee	Telefónica Móviles Argentina, S.A.	Chairman
	Telecommunications	As behalf of third parties o employee	Telefónica Comunicaciones Personales, S.A.	Owner/director
	Telecommunications	As behalf of third parties o employee	Radio Servicios S.A.	Owner/director
	Telecommunications	As behalf of third parties o employee	Telinver, S.A.	Chairman
	Internet and e-commerce	As behalf of third parties o employee	Terra Networks Argentina, S.A.	Vice Chairman
	Telecommunications	As behalf of third parties o employee	Telefónica Data Argentina, S.A.	Chairman
Antonio Viana Baptista	Telecommunications	As behalf of third parties o employee	Telefónica Móviles, S.A.	Executive Chairman
	Telecommunications	As behalf of third parties o employee	Telefónica Internacional, S.A.	Director
	Telecommunications	As behalf of third parties o employee	Telefónica Móviles España, S.A.	Chairman
	Telecommunications	As behalf of third parties o employee	Brasilcel, N.V.	Director
	Telecommunications	As behalf of third parties o employee	Portugal Telecom, SGPS, S.A.	Director
	Telecommunications	As behalf of third parties o employee	Telefónica de España, S.A.	Director
	Telecommunications	As behalf of third parties o employee	Cesky Telecom, a.s.	Member of Supervisory Board

2 Only assigned when the service is provided on behalf of others and , accordingly, is perform through a company.

Pursuant to Article 114.2 of the Spanish Corporation Law, also introduced by Law 26/2003, it is hereby stated that in the year to which these consolidated financial statements refer, the directors, or persons acting on their behalf, did not perform any transactions with Telefónica or any other company in the Telefónica Group other than in the normal course of the Company's business or that were not at arm's length.

(18) OTHER INFORMATION

  Financial guarantees

	2005	2004
Guarantees provided for financial transactions	12,363.38	13,534.71

  "Guarantees provided for financial transactions" relates mainly to guarantees provided by Telefónica for its subsidiaries and investees to secure their transactions with third parties.

  No significant losses are expected to arise for the Company in connection with these commitments.

  The main amount included in this heading is the guarantee amounting to 7,624.25 million euros provided in relation to Telefónica Europe, B.V.

  Litigation

  Telefónica, S.A. and its group companies are party to several lawsuits that are currently in progress in the courts of law and the arbitration bodies of the various countries in which the Telefónica group is present.

  Based on the advice of the Company's legal counsel, it is reasonable to assume that this litigation will not materially affect the financial position or solvency of Telefónica group, even in the event the company should lose. We highlight the following unresolved cases:

    A proceeding contesting certain resolutions adopted at the General Shareholders' Meeting of Telefónica, S.A. on June 15, 2001.

    Shareholder Javier Sotos García filed a complaint contesting some of the resolutions adopted at the General Shareholders' Meeting of June 15, 2001. The suit was heard by the Madrid Court of First Instance no. 15, case number 628/2001.

    The complaint was based on an alleged infringement of the contesting shareholder's right to information and the legal rules for disapplication of pre-emptive subscription rights in capital increases.

    On January 23, 2004, the Company was notified that the proceeding had been stayed until such time as either the parties applied for its resumption or the instance lapsed.

    Based on the opinion of its legal counsel, the Company believes that the outcome of the aforementioned court proceeding will be wholly satisfactory for the Company.

    Procedures deriving from bankruptcy proceeding of Sistemas e Instalaciones de Telecomunicación, S.A.U. (Sintel).

    As a result of the voluntary bankruptcy proceeding heard by Madrid Court of First Instance no. 42, case number 417/2001, two criminal proceedings have commenced which affect Telefónica, S.A.

    "Abbreviated" proceeding no. 273/2001 being heard before Central Examining Court no. 1, in relation to which, on September 24, 2002, Telefónica, S.A. and Telefónica de España, S.A. filed a civil suit for damages against the directors of Sintel and of Mastec Internacional, S.A.

    Preliminary proceeding no. 362/2002, which commenced on October 23, 2002, before Central Examining Court no. 1 for a possible offence of extortion and was subsequently assimilated to the preliminary proceedings in case no. 273/2001 above.

    The two proceedings having been combined, on April 2004, the motion filed by counsel for Telefónica, S.A. to have the case dismissed was rejected and it was ruled that the preliminary proceedings should continue. It is important to emphasize that so far no liability has been established and the plaintiffs' claim in this regard has been explicitly dismissed.

    On June 29, 2004, notice was given of a plea filed by counsel for former Sintel employees seeking to further expand the criminal complaint. This time they alleged a purported offence of criminal insolvency committed in the sale of Sintel to Mastec Internacional, Inc in April 1996. On July 4 and August 5, 2004, Telefónica, S.A. filed submissions to have this latest allegation declared inadmissible. The court has yet to rule on whether it will admit this extension of the criminal complaint.

    Class actions filed by shareholders of Terra in the U.S. in connection with Telefónica, S.A.'s takeover bid for Terra Networks, S.A.

    On May 29, 2003, certain Terra Networks, S.A. shareholders filed two class actions with the Supreme Court of New York State against Telefónica, S.A., Terra Networks, S.A. and certain directors of Terra Networks, S.A.

    These actions are founded mainly on the claim that, in the view of the plaintiffs, the price offered to the shareholders of Terra Networks, S.A. was not in keeping with the intrinsic value of the shares of that company, and they are seeking to block the takeover or, alternatively, to win damages.

    It should be noted that since complaints were filed, the related proceedings have remained inactive.

    Based on the opinion of its legal counsel, the Company considers that it has a sound defense against both the form and the substance of the claims filed against it and, accordingly, is confident that the outcome of the litigation should not be adverse for Telefónica.

    Appeal for judicial review no. 6/461/03 filed at the National Appellate Court by the World Association of Shareholders of Terra Networks, S.A. (ACCTER) against the administrative decision rendered by the Spanish National Securities Market Commission (CNMV) on June 19, 2003, to authorize the share offer by Telefónica, S.A. for Terra Networks , S.A.

    Telefónica, S.A. appears in these proceedings as an intervening non-party in the case to defend the lawfulness of the CNMV's decision.

    On March 8, 2005, ACCTER filed a plea to extend the facts in the case to cover the announcement of the merger between Telefónica S.A. and Terra Networks, S.A. Both Telefónica, S.A. and Government Legal Service filed submissions contesting the pleading.

    The ruling was scheduled for January 10, 2006 and the parties were notified on January 27, 2006 (see Note 19 for Subsequent Events after December 31, 2006).

    Proceeding contesting the merger resolution voted at the General Shareholders' Meeting of Terra Networks, S.A. held on June 2, 2005.

  On June 30, 2005 the World Association of Shareholders of Terra Networks, S.A. (ACCTER) and its President, on his own account, filed a complaint contesting the merger resolution adopted by the Shareholders' Meeting of Terra Networks S.A. of June 2, 2005 alleging a breach of article 60.4 of the Securities Market Law. The plaintiffs maintain that before the merger, Telefónica S.A. should have presented a public tender for the rest of the company's outstanding voting shares admitted to trading.

  On December 21, 2005 Telefónica S.A. filed its answer to the claim.

  Commitments

  Agreements with Portugal Telecom (Brazil).

  On January 23, 2001, Telefónica, S.A. and its subsidiary Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis, SGPS, S.A., on the other, agreed to group together all their wireless telephony businesses in Brazil. They therefore undertook to contribute all their wireless telephony assets in Brazil to a joint venture, which, subject to the necessary regulatory authorizations, would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. In addition, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulations and bylaws.

  On October 17, 2002, Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis SGPS, S.A., on the other, entered into the definitive agreements (Shareholders' Agreement and Subscription Agreement) that implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two groups' holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement.

  In accordance with the aforementioned definitive agreements, Telefónica Móviles, S.A. and the Portugal Telecom group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage ownership of either of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom group, it would be entitled to sell to Telefónica Móviles, S.A., which would be obliged to buy (directly or through another company), all the Portugal Telecom group's ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom group's holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefónica Móviles' choice, in (i) cash, (ii) Telefónica Móviles S.A. shares and/or Telefónica, S.A. shares, or (iii) a combination of the two. This put option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom group had not increased its ownership interest to 50% of the total capital share of Brasilcel N.V.

  In addition, in accordance with the definitive agreements, the Portugal Telecom group will be entitled to sell to Telefónica Móviles, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., at Telefónica Móviles, S.A. or at any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica Móviles, S.A. will be entitled to sell to the Portugal Telecom group, which will be obliged to buy, its holding in Brasicel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., at PT Móveis SGPS, S.A or at any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

  Newcomm Wireless Services, Inc. (Puerto Rico.)

  On December 23, 2003, Telefónica Móviles, S.A. arranged a counterguarantee for Telefónica, S.A. for the obligation of Newcomm Wireless Services, Inc. de Puerto Rico, regarding a 61 million dollar bridging loan granted by ABN AMRO which matures on June 30, 2005. These guarantees are deemed to be recoverable on the basis of the company's business plan and of the seniority of their claim over equity.

  Subsequently, on April 20, 2005, it was agreed to extend the term of the bridging loan to June 30, 2008, with the possibility of a further 2-year extension, with a corresponding extension of the counterguarantee.

  On April 20, 2005, Telefónica Móviles S.A. arranged a counterguarantee for Telefónica, S.A. for the obligation of Newcomm Wireless Services, Inc. de Puerto Rico, regarding a subordinated loan of up to 40 million dollars granted by ABN AMRO to meet Newcomm's license payments to the FCC (Federal Communications Commission) maturing June 30, 2010.

  Atento.

  Within the framework of the strategic agreement entered into on February 11, 2000, by Banco Bilbao Vizcaya Argentaria S.A. (BBVA) and Telefónica, on December 4, 2001, the two signed an agreement establishing the procedure and conditions for the integration in Atento, a Telefónica group subsidiary, of the BBVA group's Spanish and international call center business.

  The agreement provided for the initial contribution by Telefónica S.A. of all its contact center business to a newly-formed subsidiary (Atento N.V.) and the subsequent inclusion of the BBVA group in the shareholder structure of Atento N.V. through the contribution of the Spanish companies Procesos Operativos, S.A. and Leader Line, S.A., which entailed the transfer to Atento of the BBVA group's Spanish and international call center business.

  The transaction also envisaged the signing of various specific agreements for the provision to the BBVA group by Atento of call center services in Spain and Portugal and in several Latin American countries.

  Atento N.V. was incorporated on May 31, 2002. All Telefónica, S.A.'s call center business was contributed to it on that date. The contributions by the BBVA group under the terms of the agreement discussed in this section have not yet been made.

  On October 24, 2003, BBVA, Telefónica, S.A. and Atento N.V. entered into an Agreement establishing the terms and conditions under which BBVA, through General de Participaciones Empresariales, S.L. (GPE) became a shareholder of Atento N.V. by contributing all the shares of Procesos Operativos, S.A. As a result of this Agreement, Telefónica, S.A. currently owns shares representing 91.35% of Atento N.V.'s share capital, while GPE (a BBVA group company) owns the remaining 8.65%.

  Subsequently, on December 1, 2003, the Atento Group company Atento Teleservicios España, S.A. acquired all the shares of Leader Line, S.A.

  On November 27, 2003, BBVA and Atento N.V. entered into a framework contract for services, with a term of four years, establishing the terms under which Atento N.V. and its subsidiaries will provide call center activities and services to the BBVA group.

  At the same time as the aforementioned acquisition of Leader Line, S.A., Telefónica and GPE entered into a put option contract whereby GPE has the right to sell to Telefónica, which will be obliged to buy, all the shares of Atento N.V. that GPE owns at the time the option is exercised.

  Commitments in relation to Sogecable.

  As a result of the agreements dated May 8, 2002 and January 29, 2003, between Telefónica, S.A., Telefónica de Contenidos, S.A.U. and Sogecable, S.A., relating to the merger of Via Digital into Sogecable, on January 29, 2003, Telefónica, S.A. informed the Spanish securities exchange commission (the SEC) through a relevant event notification that its strategic plans at that date did not envisage the disposal of the 16.38% shareholding within a period of at least three years from the date of the exchange.

  Terra Networks, S.A. (now Telefónica, S.A.) - BBVA (Uno-e Bank, S.A.).

  By virtue of the agreements entered into in February 2000 by Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in August 2001 Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for 160.43 million euros.

  On May 15, 2002, Terra Networks, S.A. and BBVA entered into a memorandum of understanding to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. (a wholly-owned subsidiary of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to a legal, financial and business review, and to the relevant internal and administrative authorizations. After integration, Terra Networks, S.A.'s ownership interest in Uno-e Bank, S.A. was 33% and that of the BBVA Group was 67%.

  On that same date (May 15, 2002), BBVA and Terra Networks, S.A. entered into a liquidity agreement in which they established certain liquidity mechanisms (call and put options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A., which would be modified if a definitive agreement were reached regarding the aforementioned integration of the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., to the effect that BBVA would lose its call option and Terra Networks, S.A. would retain its put option, but only at the market value as determined by an investment bank.

  On January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement for the integration of the consumer finance line of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., in terms more suited to their respective interests than those established in the memorandum of understanding of May 15, 2002, which was then rendered void. The definitive agreement was subject to the related internal and administrative authorizations, which had to be granted before June 30, 2003, as a condition for the formalization and execution of the integration transaction. After the integration had taken place, Terra Networks, S.A.'s ownership interest in Uno-e Bank, S.A. was 33% and that of the BBVA Group was 67%.

  On that same date (January 10, 2003), BBVA and Terra Networks, S.A. entered into a liquidity agreement that replaced that dated May 15, 2002, when the aforementioned integration took place. This agreement establishes the following liquidity mechanism (put options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A.: Terra Networks, S.A. has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Networks, S.A.'s holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the P/E ratio of BBVA, multiplied by the percentage of ownership held by Terra Networks, S.A. that it intended to sell as of that date.

  In addition, the strike price of the aforementioned option may not be lower than 148.5 million euros if Uno-e Bank, S.A. does not achieve the net ordinary revenue and pre-tax profit targets set for 2005 and 2006 in the above-mentioned liquidity agreement.

  In accordance with the terms of the aforementioned agreement dated January 10, 2003, once the relevant authorizations had been obtained, on April 23, 2003, approval was given at the Extraordinary Shareholders' Meeting of Uno-e Bank, S.A. for a capital increase at Uno-e Bank, S.A. to be subscribed in full by Finanzia Banco de Crédito, S.A., through the non-monetary contribution of the latter's consumer finance business line, at whose Extraordinary Shareholders' Meeting held on the same date approval was given for the contribution and the subscription in full of the capital increase.

  This capital increase led to the integration of the consumer finance business line of Finanzia Banco de Crédito, S.A. into Uno-e Bank, S.A., following which the holdings of the BBVA Group and Terra Networks, S.A. (now Telefónica, S.A.) in Uno-eBank, S.A. are 67% and 33%, respectively.

  Telefónica, S.A. share option plan aimed at employees of Endemol ("EN-SOP Program).

  This program consists of the grant to the beneficiaries (all the Endemol Group's permanent employees on January 1, 2001, who are not participating in another similar share or share option plan), effective January 1, 2001, 2002, 2003 and 2004, of a variable number (based on the various wage and functional categories) of purchase options on Telefónica, S.A. shares. The duration of the options will be four years from the grant date, and the options may be exercised at a rate of one-half each year three and four years after the related grant date.

  The option strike price will be the related annual reference value, and the exercise terms will be the customary terms in programs of this nature. The beneficiaries must remain uninterruptedly permanent employees of Endemol until the options are exercised, without prejudice to the regulation of cases of early settlement of the options in certain cases in which the employment relationship is interrupted prior to the exercise of the options.

  The options may be settled through the acquisition by the beneficiary of the underlying shares or, alternatively, through a cash settlement.

  The movements in 2004 and 2005 are as follows:

	Number of options	Average strike price
Options outstanding at December 31, 2003	5,679,562	11.81
Options exercised	2,246,732
Options expired/cancelled	(1,243,495)
Options outstanding at December 31, 2004	6,682,799	11.54
Options exercised	(492,277)	11.88
Options expired/cancelled	(1,280,688)
Options outstanding at December 31, 2005	4,909,834	10.78

  Other commitments in the form of performance bonds for concessions or licenses

    Telefónica Móviles España, S.A.U., a subsidiary of Telefónica Móviles, S.A., which is in turn a subsidiary of Telefónica, S.A., provided certain financial guarantees to the Spanish State amounting to 1,100 million euros in relation to the UMTS license in Spain granted to Telefónica Móviles España, S.A.U. These guarantees ensure fulfillment of the commitments assumed by the company awarded the license in relation to network deployment, job creation, investments, etc.

    Telefónica Móviles España, S.A.U. initiated negotiations with the Ministry of Science and Technology with a view to changing the existing system of guarantees. The process was completed through an Official Notice issued by the Secretary of State for Telecommunications and for the Information Society on July 28, 2003, as a result of which the 71 guarantees in force at that date amounting to 630.9 million euros that were securing the commitments assumed under the UMTS license were returned to Telefónica Móviles España, S.A.U., after the latter had arranged, in the same month, a guarantee of 167.5 million euros with the Government Depositary, to secure compliance with the UMTS service commitments prior to launch of the UMTS and the commitments of the first year from the date of commercial launch, in accordance with the new system of guarantees. In September 2003, Telefónica Móviles España, S.A.U. cancelled the returned guarantees at the respective banks.

    On June 23, 2004, the Ministry of Industry, Tourism and Commerce issued an order authorizing the change in the commitments assumed by Telefónica Móviles España, S.A.U. in connection with the operation of the third-generation wireless telecommunications (UMTS) service. Under this order the requests filed by Telefónica Móviles España, S.A.U. in this respect were upheld, compliance with certain commitments was reinterpreted and other commitments were eliminated for the benefit of public interest.

    As a result of this change, the amount to be guaranteed by Telefónica Móviles España, S.A.U. as a performance bond for the commitments assumed prior to the launch of the UMTS service and in the first year of service was reduced to 157.5 million euros. The guarantee therefore amounted to 157.5 million euros at December 31, 2005.

    Telefónica Móviles de España, S.A has begun the procedures to accredit its first year of operating the UMTS service before the Ministry. Compliance with the commitment would reduce the amount guaranteed.

    Telefónica Móviles S.A. is backing the commitments assumed by Grupo de Telecomunicaciones Mexicanos, S.A. de C.V. (GTM) with the regulator, COFETEL, for its domestic long-distance (DLD) license. The maximum amount of this support is 124.15 million Mexican pesos. As of the date of preparation of these consolidated financial statements no disbursements had been made in this respect.

    In 1999 Telefónica de Argentina, S.A. provided guarantees for the promissory notes amounting to 22.5 million dollars provided by Telefónica Comunicaciones Personales, S.A. to the Argentine Government to guarantee the fulfillment of the obligations assumed in the obtainment of the PCS licenses for areas I and III. In addition, Telefónica de Argentina, S.A. jointly and severally guaranteed, with Telecom Argentina Stet-France Telecom, S.A., the promissory notes amounting to 45 million Argentine pesos provided jointly by Telefónica Comunicaciones Personales, S.A. and Telecom Personal, S.A. to the Argentine Government to guarantee the fulfillment of the obligations assumed in the obtainment of the PCS licenses for area II. These guarantees are still in force, pending verification by the Regulatory Authority of the fulfillment of the PCS network coverage obligations secured by these guarantees. In 2003 the Regulatory Authority verified substantially all the coverage obligations in areas I and III, leaving only the cities of La Rioja, Córdoba and Catamarca. The Regulatory Authority completed the verification of the PCS network coverage obligations in the aforementioned cities and in area II in 2004.The Regulatory Authority must now decide whether to return the guarantees.

  Telefónica, S.A. and its subsidiaries, which in turn head subgroups, perform, as holding companies, various equity investment purchase and sale transactions in the course of their business activities, in which it is standard practice to receive or provide guarantees regarding the nonexistence of liabilities, contingencies, etc. in the investments forming the subject matter of the related transactions.

  The contingencies arising from the commitments described above were evaluated when the consolidated financial statements at December 31, 2005, were prepared, and the provisions recorded with respect to the commitments taken as a whole are not representative.

  Auditors's fees

  Fees paid to the various companies forming part of the Ernst & Young International Group, to which Ernst & Young, S.L. (the auditors of Telefónica, S.A.) belongs, totaled 1.63 million euros in 2005. Fees paid to the various companies forming part of the Deloitte Touche Tohmatsu International Group, to which Deloitte, S.L. (the auditors of Telefónica, S.A. in 2004) belongs, totaled 1.84 million euros in 2004.

  The detail of these amounts is as follows:

	Millions of euros
	2005	2004
	Ernst & Young	Deloitte
Audit of financial statements	0.70	0.57
Other audit services	0.66	0.71
Non-audit work	0.27	0.56
TOTAL	1.63	1.84

  Environmental matters

  As head of the Telefónica Group, Telefónica, S.A. engages in activities relating to the ownership of shares and the provision of financing and corporate advisory services to various Group companies. In view of the business activities in which the Company engages, it has no liabilities, expenses, assets, provisions or contingencies of an environmental nature that could be material with respect to its net worth, financial position and operating results. Accordingly, no specific disclosures relating to environmental issues are included in these notes to the 2005 financial statements.

(19) SUBSEQUENT EVENTS

  In the period from December 31, 2005 through the date of preparation of these financial statements, the following significant events took place at Telefónica, S.A.:

  EMTN program for the issuance of debt instruments (Telefónica Emisiones, S.A.U.)

  On February 2, 2006, Telefónica Emisiones, S.A.U., a subsidiary of Telefónica, S.A., held four bond issues, two in euros (for a combined amount of 4,000 million euros) and two in pounds sterling (for a combined 1,250 million pounds sterling) in line with the 15,000 million euro EMTN (issue of medium-term notes) arranged on July 8, 2005. This program is underwritten by Telefónica, S.A.

  Lawsuits

  On January 27, 2006 the parties received notification of the ruling passed on January 24, according to which, Section 6 of the National Appellate Court has rejected the appeal for judicial review filed by ACCTER and also the appeal filed by Julián de Fabián López against the administrative decision taken by the CMNV on June 19, 2003 authorizing the share offer by Telefónica, S.A. for Terra Networks, S.A.

  Takeover bid for O2 plc

  With respect to the takeover bid for 100% of UK operator O2 plc, on January 3, 2006 Telefónica, S.A. waived the minimum acceptance restriction on the offer made November 21, 2005, declaring it "unconditional as to acceptances," in accordance with the procedures established by the UK City Code on Takeovers and Mergers.

  On January 10, 2006, Telefónica, S.A. received notification of the European Commission's decision to authorize the concentration resulting for Telefónica, S.A.'s acquisition of the UK wireless operator, O2 plc.

  On January 23, 2006, Telefónica, S.A. stated that it had complied with all the requirements of the full takeover of O2 plc made on November 21, 2005 and that, in accordance with the procedures established by the UK City Code on Takeovers and Mergers, the offer was wholly unconditional.

  On January 27, 2006, having acquired or received acceptances representing more than 90% of the O2 plc shares included in the bid, Telefónica, S.A. announced its intention of initiating the forced sale of outstanding O2 plc shares in accordance with sections 428 to 430F (inclusive) of the UK Companies Act. Subsequent to this announcement, on February 22, 2006, notification was made that the procedure against shareholders rejecting the offer had commenced.

  Meanwhile, on February 7, 2006 O2 plc announced the beginning of the process to delist O2 plc from the London Stock Exchange. The delisting is expected to occur on March 7, 2006.

  Interim dividend charged to 2005 income

  In accordance with the shareholder remuneration policy approved by Telefónica, S.A.'s Board of Directors, at its meeting of February 28, 2006, the Company's Board of Directors based on the financial information furnished to it, agreed, pursuant to Article 216 of the Spanish Corporation Law, to distribute a fixed interim dividend out of 2005 income of a gross 0.25 euros per share for the Company's outstanding shares carrying dividend rights, up to a maximum total amount of 1,230.28 million euros, proposing that this interim dividend be paid on May 12, 2006 .

  ACCOUNTING STATEMENT SUPPORTING THE DISTRIBUTION OF THE INTERIM DIVIDEND
Millions of euros

Income obtained from January 1, 2005 to
December 31, 2005	1,754.39
Mandatory appropriations to reserves	(64.15)
Unrestricted income	1,690.24
Proposed interim dividend (maximum amount)	1,230.28

  CASH POSITION:

  As shown in the Telefónica, S.A. 2005 annual accounts approved by the Board of Directors at its meeting of February 28, 2006, at December 31, 2005, there was sufficient liquidity for the payment of dividends. This liquidity also existed at February 17, 2006, as evidenced by the following statement of liquidity:

Funds available for distribution	Millions of euros
Cash and equivalents	683.00
Unused credit facilities	6,750.00
Proposed interim dividend (maximum amount)	(1,230.28)
Difference	6,202.72

(20) STATEMENTS OF SOURCE AND APPLICATION OF FUNDS

APPLICATIONS OF FUNDS	2005	2004	SOURCES OF FUNDS	2005	2004
- Funds applied in operations	-	-	Funds obtained from operations	953.77	469.26
- Start-up and debt arrangement expenses	28.99	11.62
- Acquisition of fixed asset:
a) Intangible assets	17.02	16.01	- Long-term deferred tax assets	-	7.58
b) Property, plant and equipment	271.36	72.77	- Long-term debt	2,834.86	-
c) Long-term investments	9,737.82	3,918.76	- Fixed asset disposals:
- Capital reduction and distribution of treasury stock	2,728.72	-	a) Intangible fixed assets	-	2.13
- Cash dividend	2,379.42	1,924.16	b) Property, plant and equipment	8.90	7.01
- Long-term debt	-	2,223.88	c) Long-term investments	6,488.14	2,589.10
- Long-term deferred tax liabilities	3.90	-	- Transfer to short term of loans to Group companies	6,893.15	1,703.82
- Change in working capital due to inclusion of Inmobiliaria Telefónica S.A.U. (Note 2)	-	30.88	- Change in working capital due to inclusion of Terra Networks, S.A. and Terra Networks Latam E.T.V.E., S.A. (Note 2)	378.46	-

TOTAL FUNDS APPLIED	15,167.23	8,198.08	TOTAL FUNDS OBTAINED	17,557.28	4,778.90
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED	2,390.05	-	FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED	-	3,419.18
(INCREASE IN WORKING CAPITAL)			(DECREASE IN WORKING CAPITAL)
	17,557.28	8,198.08		17,557.28	8,198.08

CHANGES IN WORKING CAPITAL

INCREASE IN WORKING CAPITAL	2005	2004
Accounts payable	109.60	-
Short-term investments	3,214.31	883.42
Treasury stock	-	2,031.05
Cash	-	221.99
Prepayments and accrued income	23.64	6.90
Accounts payable	288.20	-

TOTAL	3,635.75	3,143.36
CHANGE IN WORKING CAPITAL	-	3,419.18
	3,635.75	6,562.54

DECREASE IN WORKING CAPITAL	2005	2004
Accounts receivable	-	2.10
Short-term investments	-	-
Treasury stock	1,012.27	-
Cash	233.43	-
Accruals and deferred income	-	-
Accounts payable	-	6,560.44

TOTAL	1,245.70	6,562.54
CHANGE IN WORKING CAPITAL	2,390.05	-
	3,635.75	6,562.54

  The reconciliation of the balances of in the income statement to the funds obtained from operations is as follows:

	Millions of euros
	2005	2004

Profit for the year	1,754.39	1,301.40
Plus:
Depreciation and amortization expense	47.02	49.89
Amortization of deferred charges	30.17	34.31
Short-term investment writedown provisions	10.71	0.26
Period provisions	37.57	-
Loss of disposal of long-term investments	7.39	-
Losses on treasury stock transactions	7.98

Less:
Gains on disposal of long-term investments	82.89	16.26
Gains on treasury stock transactions	343.74	-
Changes in provisions for securities investments	313.45	761.77
Reversal of provisions	90.21	0.77
Capitalized interest	8.79	1.72
Corporate income tax	102.38	136.08
Funds obtained from operations	953.77	469.26

(21) ADDITIONAL NOTE FOR ENGLISH TRANSLATION

  These financial statements are presented on the basis of accounting principles generally accepted in Spain. Consequently, certain accounting practices applied by the Company may not conform with generally accepted principles in other countries.

  APPENDIX I

  Details of subsidiaries,

  associated companies and investees

  at December 31, 2005
DETAILS OF SUBSIDIARIES, ASSOCIATES AND INVESTEES AT DECEMBER 31, 2005 (in millions of euros)

	%			INTERIM	PROFIT	GROSS BOOK

	OWNERSHIP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	VALUE

Telefónica de Contenidos , S.A.U. (SPAIN) (1) (6) (9)	100.00%	2,163.60	(948.54)	-	78.83	2,241.88
Organization and operation of activities and businesses related to multimedia services
Paseo de la Castellana, 141 - 28046 Madrid
Telefónica Datacorp, S.A.U. (SPAIN) (1)	100.00%	1,226.76	(525.95)	-	15.42	1,335.81
Provision and operation of telecommunications services
Gran Vía, 28 - 28013 Madrid
Telefónica de España, S.A.U. (SPAIN) (1) (6) (9)	100.00%	1,023.68	1,616.91	-	1,494.28	3,033.86
Provision and operation of telecommunications services
Gran Vía, 28 - 28013 Madrid
Taetel, S.L. (SPAIN) (5)	100.00%	28.25	5.66	-	0.50	28.25
Acquisition, ownership and disposal of shares and interests in other companies
Beatríz de Bobadilla, 3 - 28040 Madrid
Lotca Servicios Integrales, S.L. (SPAIN) (4)	100.00%	16.93	-	-	(0.52)	16.93
Ownership and operation of aircraft and the lease thereof
Gran Vía, 28 - 28013 Madrid
Terra Networks España, S.A. (SPAIN) (1)	100.00%	9.87	(383.92)	-	38.07	93.97
internet service provider and portal
Vía Dos Castillas, 33 - Comp. Ática Ed. 1, ª Plta. Pozuelo de Alarcón - 28224 Madrid
Telefónica Gestión de Servicios Compartidos, S.A. (*) (**) (SPAIN) (5) (6) (9)	100.00%	7.70	2.78	-	4.46	23.81
Provision of management and administration services
Gran Vía, 28 - 28013 Madrid
Telefónica Capital, S.A. (SPAIN) (3)	100.00%	7.00	44.84	-	5.07	18.12
Financial company
Gran Vía, 28 - 28013 Madrid
Ateseco Comunicación, S.A. (SPAIN) (1)	100.00%	6.12	41.70	-	0.70	107.57
Holding company
C/ Gran Vía, 28 - 28.013 Madrid
Terra Networks Asociadas, S.L. (SPAIN)	100.00%	6.11	(23.79)	-	(0.47)	61.12
Holding company
Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, ª Plta. Pozuelo de Alarcón - 28224 Madrid
Telefónica Investigación y Desarrollo, S.A. (TIDSA) (SPAIN) (3)	100.00%	6.01	60.30	-	4.39	6.01
Telecommunications research activities and projects
Emilio Vargas, 6 - 28043 Madrid
Communicapital Inversiones, S.A.U. (SPAIN) (5)	100.00%	6.00	(54.94)	-	(6.62)	6.00
Global telecommunications fund
Gran Vía, 28 - 28013 Madrid
Compañía Española de Tecnología, S.A. (SPAIN) (3)	100.00%	4.56	(0.36)	-	(0.05)	10.71
Promotion of business activities and disposition of marketable securities
Villanueva, 2 duplicado planta ª Oficina 23 - 28001 Madrid
Telefónica Finanzas, S.A. (TELFISA) (SPAIN) (1)	100.00%	3.01	10.89	-	1.70	12.61
Integrated cash management, advisory services and financial support for Group companies
Gran Vía, 30 - 4ª Plta. - 28013 Madrid
Venturini España, S.A. (SPAIN) (2)	100.00%	3.01	0.22	-	0.67	3.60
Printing, graphic arts and direct marketing
Avda. de la Industria, 17 Tres Cantos - 28760 Madrid
Telefónica Finanzas Perú, S.A.C. (PERÚ) (1)	100.00%	2.96	(0.00)	-	(0.04)	2.75
Integrated cash management, advisory services and financial support for Group companies
Ciudad de Lima
Telefónica Ingeniería de Seguridad, S.A. (SPAIN) (2)	100.00%	0.90	(3.39)	-	(0.60)	3.58
Security services and systems
Condesa de Venadito, 1 - 28027 Madrid
Terra Lycos Intangibles, S.A. (SPAIN) (1)	100.00%	0.66	13.24	-	0.00	19.29
Internet services provider
Vía Dos Castillas, 33 - Comp. Ática Ed. 1, ª Plta. Pozuelo de Alarcón - 28224 Madrid
Fisatel Mexico, S.A. de C.V. (MEXICO) (1)	100.00%	0.35	0.02	-	0.36	0.43
Integrated cash management, advisory services and financial support for Group companies
Boulevard Manuel Avila Camacho, 24 - 16ª Plta. - Lomas de Chapultepec - 11000 Mexico D.F.
Communicapital Gestión, S.A.U. (SPAIN) (5)	100.00%	0.06	(0.02)	-	-	0.06
Global telecommunications fund
Gran Vía, 28 - 28013 Madrid
Telefónica Participaciones, S.A. (SPAIN)	100.00%	0.06	-	-	-	0.06
Issuance of preferred securities and/or other financial debt instruments
Gran Vía, 28 - 28013 Madrid
Telefónica Emisiones, S.A. (SPAIN) (1)	100.00%	0.06	-	-	-	0.06
Issuance of preferred securities and/or other financial debt instruments
Gran Vía, 28 - 28013 Madrid
Telefónica Europe, B.V. (NETHERLANDS) (1)	100.00%	0.05	6.65	(1.92)	1.85	0.05
Fund raising on capital markets
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX - Amsterdam
Terra Networks Marocs, S.A.R.L. (MOROCCO) (7)	100.00%	0.03	N/D	N/D	N/D	0.03
Inactive company
332 Boulevard Brahim Roudani, Casablanca
Terra Lycos Holding, B.V. (NETHERLANDS)	100.00%	0.02	-	-	-	0.02
Distribution of software licences
Koningslaan, 34. 1075 AD Amsterdam - Netherlands
Terra Networks Serviços de Acceso a Internet e Trading Ltd. (PORTUGAL) (7)	100.00%	0.01	N/D	N/D	N/D	0.01
Inactive company
Avda. Arriaga, 73-2º andar, sala 212 - Freguesia de Se, Concelho do Funchal (Madeira)
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)	100.00%	0.01	N/D	N/D	N/D	10.08
Design of communications products
Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, ª Plta. Pozuelo de Alarcón - 28224 Madrid
Telefónica Internacional USA Inc. (USA) (1)	100.00%	-	0.72	-	(0.59)	-
1221 Brickell Avenue suite 600 - 33131 Miami - Florida
Telefónica B2B Licencing, Inc. (USA) (1)	100.00%	-	(11.18)	-	3.56	-
Telefónica Media Internacional y de Contenidos USA, Inc. (USA) (8)	100.00%	-	(4.25)	-	(0.02)	0.33
Operation of media services in the United States
1221 Brickell Av. - Miami
Telefónica (USA) Advisors, Inc. (USA) (8)	100.00%	N/D	N/D	N/D	N/D	0.87
All activities permitted under the laws of the State of Delaware
1013 Center Road, Wilmington - County of Newcastle - Delaware
LE Holding Corporation (USA)	100.00%	N/D	N/D	N/D	N/D	47.88
Holding company
Corporation Trust Center, 1209 Orange Street - Wilmington, Delaware
Casiopea Reaseguradora, S.A. (LUXEMBURG) (1)	99.97%	3.60	156.32	-	11.26	2.99
Reinsurance activities
6D, route de Trèves, L-2633 Senningerberg, Luxembourg
Telefónica Internacional, S.A. (SPAIN) (1) (6) (9)	99.88%	2,838.68	3,693.98	-	1,106.67	8,131.75
Investments in telecommunications industry overseas
C/ Gran Vía, 28 - 28013 Madrid
Endemol Holding, N.V. (NETHERLANDS) (1) (6)	99.70%	0.69	271.90	-	334.82	842.16
Holding company
Bergweg 70, 1217 SC Hilversum
Seguros de Vida y Pensiones Antares, S.A. (SPAIN) (1)	94.67%	204.33	17.74	-	14.71	206.62
Life insurance, pensions and health insurance
Avda. General Perón, 38 Master II - 17ª P. - 28020 Madrid
Telefónica International Wholesale Services, S.L. (SPAIN) (1)	92.51%	229.89	22,84	-	(7.04)	212.68
Provider of international services
Gran Vía, 28 - 28013 Madrid
Atento N.V. (NETHERLANDS) (1) (6)	91.35%	0.12	12.82	(2.16)	48.22	302.71
Provision of telecommunications services
Locatellikade, 1 - 1076 AZ Amsterdam
Corporation Real Time Team, S.L. (SPAIN)	87.96%	0.02	N/D	N/D	N/D	12.40
Internet design, advertizing and consultancy
Claudio Coello, 32, 1º ext. - Madrid
Telefónica Móviles, S.A. (SPAIN) (1) (6)	71.03%	2,165.28	1,661.87	-	1,918.91	2,661.41
Holding company
Goya, 24 - 28001 Madrid
Telefónica Publicidad e Información, S.A. (SPAIN) (1) (6)	59.90%	18.05	99.80	-	125.30	3.98
Publication of directories and advertising in media of all types
Avda. de Manoteras, 12 - 28050 MADRID
Cesky Telecom, a.s. (CZECH REPUBLIC) (1)	69.41%	1,072.54	2,084.18	-	118.03	3,662.52
Provision of telecomunications services
Olsanska 55/5 - Praga 3, 130 34
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. (SPAIN) (3)	16.67%	0.36	1.28	-	2.16	0.06
Distribution, promotion and preparation of insurance policies, in the capacity of broker
Avda. General Perón, 38 Master II - 17ª P.- 28020 Madrid
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA) (5)	4.99%	-	-	-	0.30	-
Priovision of management and administration services
Tucuman 1, Piso 18 Ciudad de Buenos Aires
Telefónica del Perú, S.A.A. (PERU) (1)	0.14%	414.08	(12.39)	-	76.10	2.66
Operator of local, long-distance and international telephony services in Peru
Avda. Arequipa, 1155 Santa Beatríz - Lima
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) (5)	40.00%	1.37	0.69	(0.19)	1.66	0.96
Factoring
Avda. Paulista, 1106
Telefónica Factoring Establecimiento Financiero de Crédito, S.A. (SPAIN) (5)	50.00%	5.11	1.74	-	2.76	2.64
Loans and credits, including consumer credit, mortgages, and commerical transactions
Pedro Teixeira, 8 - 28020 Madrid
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	40.00	1.83	(3.33)	1.66	21.97
Holder of 5,225,000 shares in Portugal Telecom, S.A.
Strawinskylaan 1725, 1077 XX Amsterdam
Torre de Collçerola, S.A. (SPAIN) (2)	30.40%	12.02	0.56	-	-	2.45
Operation of telecommunications mast and provision of technical assistance and consultancy services
Ctra. Vallvidrera-Tibidabo, s/º - 08017 Barcelona
Sistemas Técnicos de Loterías del Estado, S.A. (SPAIN) (2)	31.75%	12.02	56.77	-	6.38	3.82
Operation of a gaming terminal system for the Spanish State Gaming Organization
Manuel Tovar, 9 - 28034 Madrid
Portugal Telecom, S.G.P.S., S.A. (PORTUGAL) (5)	8.78%	1,128.86	1,423.42	-	355.30	831.60
Holding company
Avda. Fontes Pereira de Melo, 40 - 1089 Lisboa
UNO-E Bank, S.A. (SPAIN)	33.00%	80.32	31.15	N/D	N/D	189.83
On-line banking
Julián Camarillo, 4, Edificio C, 28037 - Madrid
Sogecable, S.A. (SPAIN) (1) (6)	1.60%	267.13	29.17	-	7.73	44.89
Indirect management of public TV service
Gran via, 32 - 3ª Pta. - 28013 Madrid
Banco Bilbao Vizcaya Argentaria, S.A. (SPAIN) (5) (6)	1.07%	1,662.00	8,831.00	(1,167.00)	3,806.00	555.62
Bank
Plaza de San Nicolás, 4 - 48013 Bilbao (Vizcaya)
O2 plc (REINO UNIDO) (2) (6)	4.97%	13.13	14,835.84	-	153.22	1,265.83
Provider of mobile communications services in Europe
Wellington Street - Slough - Berkshire SL1 1YP
Amper, S.A. (SPAIN) (5) (6)	6.10%	27.91	17.95	-	4.90	11.82
Development, manufacture and repair of telecommunications systems, equipment and related components
Torrelaguna, 75 - 28027 Madrid
I-CO Global Communications (HOLDINGS) Limited (UNITED KINGDOM)	N/D	N/D	N/D		N/D	6.02
Other equity interests	N/A	N/A	N/A		N/A	8.41

	TOTAL SUBSIDIARIES (Note 7)					23,127.69
	TOTAL ASSOCIATES (Note 7)					1,098.16
	TOTAL INVESTEES (Note 7)					1,847.70
(1) Company audited by Ernst & Young, S.L.
(2) Company audited by PriceWaterhouseCoopers.
(3) Company audited by K.P.M.G. Peat Marwick.
(4) Company audited by B.D.O. Audiberia
(5) Company audited by Deloitte & Touche. En España Deloitte & Touche España, S.L..
(6) Consolidated figures
(7) Inactive company
(8) Company in liquidation.
(9) Pro forma figures
Figures for associates and investees are provisional.
N/D No data available.
N/A Not applicable.

  MANAGEMENT REPORT

  TELEFÓNICA, S.A.

  2005

  Initial summary

  In 2005, the Telefónica Group continued to pursue its international expansion strategy, gaining a global dimension and becoming the benchmark telecommunications operator. During the year, Telefónica completed the integration of BellSouth's 10 Latin American cellular operators, acquired Czech operator Cesky Telecom and initiated the purchase of UK operator O2, which was completed successfully in January 2006. It also made a strategic investment in China Netcom. With these acquisitions, Telefónica has strengthened its position in Europe, where its presence was smaller. This new global dimension will enable Telefónica to serve its customers better and more efficiently, while giving rise to substantial synergies in the day-to-day running of the business.

  Telefónica Group delivered an excellent earnings performance in 2005, driven by the international expansion of its customer base, enhanced operating efficiency and innovation efforts, making Telefónica one of the industry's major players and confirming its strategy of becoming the telecommunications operator that offers its shareholders the best combination of profitability and growth.

  The Telefónica Group had to manage its businesses in an increasingly tough environment, characterized by the strong commercial pressure by competitors, the globalization of business, rapid technological development and the need to anticipate changes to meet customers' needs. Accordingly, the Group focused on the main market drivers: new products associated with broadband, mobility, solutions and multimedia. To do so, Telefónica has transformed its business model to become a clearly customer-oriented Group and, consequently, it has anticipated industry changes and now manages its business with greater operating efficiency.

  The year's good results and the success of its strategy will enable Telefónica to maintain its shareholder remuneration policy. At the Telefónica Group's Fourth Investors' Conference in April 2005, the Company announced its decision to renew its current share buyback program, saying it was planning on buying back up to a total of 6,000 million euros worth of its own shares and extending the program until 2007.

  Going forward, the Telefónica Group plans to continue with its strategy of making the customer the cornerstone of the Group by focusing on operating excellence, innovation as a competitive edge and personnel motivation. This new global dimension poses a challenge for Telefónica to maximize the synergies derived from the inclusion of new companies so it can leverage economies of scale and offer customers a higher quality service.

  Organization by business lines

  In 2005 Telefónica maintained the organizational model by business line established in 2004, with the aim of ensuring a stronger management focus on the core businesses and achieving a leaner asset and cost structure.

  The main organizational changes in the year were as follows:

    The completion of the acquisition of 100% of BellSouth Chile and BellSouth Argentina (Movicom) in January. This marked the last step in the integration of the BellSouth operators into the wireless business begun in 2004. In those countries where Telefónica was already present (Argentina, Chile, Guatemala and Peru), the two companies merged.

    Approval in February of the takeover of Terra Networks by Telefónica, S.A. This merger signals a return to the model based on the operational integration of the telephony and internet businesses, reflecting broader market trends – growth of broadband has increasingly blurred the line distinguishing these two businesses.

    The purchase of Cesky Telecom, approved in April, and its inclusion in the Group's consolidation scope in July 2005. Telefónica can use Cesky Telecom, the leading wireline and wireless operator in the Czech Republic, as a springboard for its profitable growth strategy.

  Finally, at the end of December 2005 Telefónica adapted its organizational structure to its new multinational dimension and to its corporate integration and cultural change objectives. This new strategy aims to: maximize synergy benefits, continue to transform Telefónica into a customer-oriented group that emphasizes operating excellence, innovation and talent management, and anticipate market trends in order to offer integrated solutions to each customer segment.

  In this respect, the Telefónica Group is organized around four Business Lines: Telefónica de España, Telefónica Móviles, Telefónica Latinoamérica and O2, which includes the businesses of Cesky Telecom, Telefónica Deutschland and O2. The businesses of TPI, Endemol, Atento, Telefónica Servicios Audiovisuales, S.A., Telefé and subsidiaries and investees are now managed by the Investees and Subsidiaries Division. This new organizational structure will come into effect as of 2006.

  Earnings

  The Company posted income of 1,754.39 million euro in 2005, up from 1,301.40 million euros in 2004.

  Highlights of the 2005 income statement include:

    An operating loss of 329.08 million euros, which was 22% higher than the loss recorded in 2004 and was due mainly to the merger with Terra Networks, S.A.

    A 75.71% increase in financial income to 1,276.47 million euros, due mainly to the increase in dividends received from Group companies.

    The combination of these two figures produced income from ordinary activities of 947.39 million euros, far outstripping the 456.48 recorded in 2004.

    Extraordinary income of 704.52 million euros, compared with 708.84 million euros in 2004. This relates mainly to reversions of investment writedown provisions prompted by increases in the net worth of Group subsidiaries.

  Investment activity

  The main investments made by Telefónica, S.A. in 2005 were as follows:

  On June 10, 2005 the European Commission approved Telefónica's bid to take control of Czech telecoms operator Cesky Telecom a.s. via the acquisition of 51.1% of its capital stock. The transaction was completed on June 16 at a price of 502 Czech crowns per share. Telefónica then launched a tender offer for the remaining 48.9% of Cesky Telecom then in the hands of minority shareholders. The offer concluded on September 19, with Telefónica acquiring 58,985,703 shares at a price of 456 Czech crowns per share. In all, Telefónica paid 3,662.53 million euros to increase its interest in the Czech telecom operator. After these acquisitions, Telefónica's owns 69.41% of the company.

  In 2005 Sogecable, S.A. increased its capital stock by 7,560,261 shares each with a par value of two euros and with share premium of 22.47 euros. Telefónica subscribed for the capital increase, buying 121,200 shares and paying a total of 2.97 million euros to maintain its 1.60% direct interest in Sogecable's capital.

  At December 31, 2005, Telefónica owned 435,606,107 shares in O2 plc representing approximately 4.97% of its total capital stock, having acquired the shares on the London Stock Exchange subsequent to the launch of its bid for 100% of the company. The company paid 1,265.83 million euros for these shares.

  In addition, as part of its program of real estate activities, construction is currently underway on the Telefónica Group's new headquarters. As a result, additions to Telefónica, S.A.'s property, plant and equipment in 2005 totaled 280.15 million euros, compared with 74.49 million euros in 2004.

  Financing

  The main financing transaction in 2005 was the arrangement of 6,000 million euro syndicated loan maturing on June 28, 2011 with a syndicate of 40 Spanish and international banks. The loan is denominated in euros but, in addition to euros, may be drawn down in dollars, sterling, yen, Swiss francs and any other currency, subject to confirmation of availability from the banks forming the syndicate. At the year end, following several disposals, the full amount of the loan had been drawn down.

  At December 31, 2005, Telefónica had also concluded but not drawn down a syndicated loan of 18,000 million pounds sterling related to the acquisition of O2 plc arranged through Telefónica Europe, BV.

  Treasury stock

  At the beginning of 2005 Telefónica held treasury stock representing 4.18179% of its capital stock; i.e. 207,245,179 shares with a book value of 11.83 euros per share giving a total of 2,452.31 million euros and a par value of 207.25 million euros.

  On June 2, 2005, after the merger agreement was approved at Telefónica, S.A.'s General Shareholders' Meeting, approval was given at Terra's General Shareholders' Meeting for the takeover by Telefónica, S.A. of Terra Networks, S.A., implying the dissolution of Terra Networks, S.A. and transfer of all its assets and liabilities to Telefónica, S.A., which thereby acquired, through the overall transfer, all of Terra's rights and obligations. Accordingly, Telefónica distributed 29,274,686 treasury shares to Terra shareholders at an exchange ratio of two Telefónica shares with a par value of one euro each for every nine Terra shares with a par value of two euros. No additional cash payment was involved and no new shares were issued.

  The deed ratifying the capital reduction through which the Company's Board of Directors implemented the resolution adopted by shareholders at the meeting held on May 31, 2005, was executed on June 6, 2005. Capital stock was reduced via the cancellation of shares of treasury stock previously acquired by the Company pursuant to the authorization granted at the Shareholders' Meeting. As a result, 34,760,964 shares of Telefónica S.A. treasury stock were cancelled and the Company's capital stock was reduced by a par value of 34,760,964 euros. The cancelled shares were excluded from official listing on June 9, 2005.

  In addition, approval was given at the General Shareholders' Meeting to distribute to Telefónica, S.A. shareholders, against the share premium account, 188,096,296 shares of treasury stock at a ratio of one share for every 25 shares already owned. At the same time, the Company recorded extraordinary income of 286.21 million euros, related to the difference between acquisition cost and the market value of the shares distributed to shareholders.

  Meanwhile, 1,525 shares of treasury stock were allocated to the share option plan established for employees of the Endemol Group.

  In the course of 2005 the Company bought 230,038,870 and sold 48,503,517 shares of treasury stock. As a result, the Company recorded extraordinary income of 57.53 million euros (in addition to the 286.21 million euro generated on the distribution of share premium) and an extraordinary expense of 7.98 million euros.

  As a result of the transactions described above, at the close of 2005 the Company owned 136,647,061 treasury shares (representing 2.77674% of capital stock) acquired at an average price of 13.00 euros per share, implying a total outlay of 1,775.81 million euros and total par value of 136.54 million euros. Pursuant to current accounting legislation, these shares were valued at their underlying book value and, consequently, a provision of 1,427.33 million was recorded.

  Events subsequent to year end

  The main events taking place for Telefónica, S.A. from December 31, 2005 to the date of preparation of these financial statements are as follows:

  EMTN program for the issuance of debt instruments (Telefónica Emisiones, S.A.U.)

  On February 2, 2006, Telefónica Emisiones, S.A.U., a subsidiary of Telefónica, S.A., held four bond issues, two in euros (for a combined amount of 4,000 million euros) and two in pounds sterling (for a combined 1,250 million pounds sterling) in line with the 15,000 million euro EMTN (issue of medium-term notes) arranged on July 8, 2005. This program is underwritten by Telefónica, S.A.

  Lawsuits

  On January 27, 2006 the parties received notification of the ruling passed on January 24, according to which, Section 6 of the National Appellate Court has rejected the appeal for judicial review filed by ACCTER and also the appeal filed by Julián de Fabián López against the administrative decision taken by the CMNV on June 19, 2003 authorizing the share offer by Telefónica, S.A. for Terra Networks, S.A.

  Takeover bid for O2 plc.

  With respect to the takeover bid for 100% of UK operator O2 plc, on January 3, 2006 Telefónica, S.A. waived the minimum acceptance restriction on the offer made November 21, 2005, declaring it "unconditional as to acceptances," in accordance with the procedures established by the UK City Code on Takeovers and Mergers.

  On January 10, 2006, Telefónica, S.A. received notification of the European Commission's decision to authorize the concentration resulting for Telefónica, S.A.'s acquisition of the UK wireless operator, O2 plc.

  On January 23, 2006, Telefónica, S.A. stated that it had complied with all the requirements of the full takeover of 02 plc made on November 21, 2005 and that, in accordance with the procedures established by the UK City Code on Takeovers and Mergers, the offer was wholly unconditional.

  On January 27, 2006, having acquired or received acceptances representing more than 90% of the 02 plc shares included in the bid, Telefónica, S.A. announced its intention of initiating the forced sale of outstanding O2 plc shares in accordance with sections 428 to 430F (inclusive) of the UK Companies Act. Subsequent to this announcement, on February 22, 2006, notification was made that the procedure against shareholders rejecting the offer had commenced.

  Meanwhile, on February 7, 2006 O2 plc announced the beginning of the process to delist O2 plc from the London Stock Exchange. The delisting is expected to occur on March 7, 2006.

  Interim dividend charged to 2005 income

  In accordance with the shareholder remuneration policy approved by Telefónica, S.A.'s Board of Directors, at its meeting of February 28, 2006, the Company's Board of Directors based on the financial information furnished to it, agreed, pursuant to Article 216 of the Spanish Corporation Law, to distribute a fixed interim dividend out of 2005 income of a gross 0.25 euros per share for the Company's outstanding shares carrying dividend rights, up to a maximum total amount of 1,230.28 million euros, proposing that this interim dividend be paid on May 12, 2006 .

  ACCOUNTING STATEMENT SUPPORTING THE DISTRIBUTION OF THE INTERIM DIVIDEND
Millions of euros

Income obtained from January 1, 2005 to
December 31, 2005	1,754.39
Mandatory appropriations to reserves	(64.15)
Unrestricted income	1,690.24
Proposed interim dividend (maximum amount)	1,230.28

  CASH POSITION:

  As shown in the Telefónica, S.A. 2005 individual annual accounts prepared by the Board of Directors at its meeting of February 28, 2006, at December 31, 2005, there was sufficient liquidity for the payment of dividends. This liquidity also existed at February 17, 2006, as evidenced by the following statement of liquidity:

Cash available for distribution	Millions of euros

Cash and equivalents	683.00
Unused credit facilities	6,750.00
Proposed interim dividend (maximum amount)	(1,230.28)
Difference	6,202.72

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 12th , 2006	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
			Name:	Ramiro Sánchez de Lerín García-Ovies
			Title:	General Secretary of the Board of Directors